
11008135

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**AMENDMENT NO. 5 TO**

**FORM 1-A** 1A


Received SEC
OCT 07 2011
Washington, DC 20549

**REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933**

# OUR MICROLENDING, LLC

(Exact name of issuer as specified in its charter)

**FLORIDA**

(State or other jurisdiction of incorporation or organization)

**1790 SW 22ND STREET, SUITE 201**
**MIAMI, FLORIDA 33145**
**(305) 854-8113**

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

**EMILIO M. SANTANDREU, PRESIDENT AND CEO**
**OUR MICROLENDING, LLC**
**1790 SW 22ND STREET, SUITE 201**
**MIAMI, FLORIDA 33145**
**(305) 854-8113**

(Name, address, including zip code, and telephone number, including area code, of agent for service)

| **6199** | **26-1218989** |
|---|---|
| (Primary standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

## PART I—NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

### ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

The issuer does not have a Board of Directors. Pursuant to the term of the Articles of Organization and Operating Agreement, the issuer is managed by its Managing Member. The person listed below currently serves as the issuer's Managing Member.

| **Name** | **Title** | **Address** |
|---|---|---|
| Emilio M. Santandreu | President, Chief Executive Officer and Chief Financial Officer | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |

(b) the issuer's officers;

The following table sets forth the name, title and mailing address for each of the issuer's officers:

| **Name** | **Title** | **Address** |
|---|---|---|
| Emilio M. Santandreu | President, Chief Executive Officer and Chief Financial Officer | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |
| Joanne Cubillan | Accounting and Financial Manager | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |
| Mariel Santandreu | Organizational Development Manager | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |
| Elieser Gonzalez | Chief Operating Officer | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |
| William Mateo | Vice President of Business Development | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |

(c) the issuer's general partners;

Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

The following table sets forth the name and mailing address for each record owner of 5 percent or more of the issuer's equity ownership interests:

| **Name** | **Address** |
|---|---|
| Emilio M. Santandreu | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201 |

| | |
|---|---|
| | Miami, Florida 33145 |
| Francisca Rivas | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |
| Maripili Saborido | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |
| Jose Vazquez | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |
| Jorge Van Eederwijk | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |
| Edward Jardine | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

The following table sets forth the name and mailing address for each beneficial owner of 5 percent or more of the issuer's equity ownership interests:

| **Name** | **Address** |
|---|---|
| Emilio M. Santandreu | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |
| Francisca Rivas | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |
| Maripili Saborido | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |
| Jose Vazquez | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |
| Jorge Van Eederwijk | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |
| Edward Jardine | c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 |

(f) promoters of the issuer;

The promoter of the issuer is Emilio M. Santandreu.

(g) affiliates of the issuer;

The Managing Member and the other officers set forth above are affiliates of the issuer. Microfinance Investment Company, LLC, a Florida limited liability company, is a wholly-owned subsidiary of the issuer. Its address is:

Microfinance Investment Company, LLC
1790 SW 22nd Street, Suite 201
Miami, Florida 33145

(h) counsel to the issuer with respect to the proposed offering;

Holland & Knight LLP
701 Brickell Avenue
Suite 3000
Miami, FL 33131

(i) each underwriter with respect to the proposed offering;

The issuer is not engaging an underwriter in connection with the proposed offering.

(j) the underwriter's directors;

Not applicable

(k) the underwriter's officers;

Not applicable

(1) the underwriter's general partners; and

Not applicable

(m) counsel to the underwriter.

Not applicable

**ITEM 2. Application of Rule 262**

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

The issuer has made reasonable inquiry and to the best of its knowledge, none of the above-named individuals would be disqualified under Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable

**ITEM 3. Affiliate Sales**

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

**ITEM 4. Jurisdictions in Which Securities Are to be Offered**

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not applicable.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The issuer's officers will be conducting the offering of the securities on behalf of the issuer, and will not be compensated for their efforts. For more information on the method by which the securities will be offered, see Plan of Distribution on page 21 of the Offering Circular. The issuer anticipates offering the securities in the following jurisdictions once the securities have been registered in such jurisdictions: Florida, California, Texas, New York,

Illinois, District of Columbia, Connecticut, Delaware, New Jersey and Pennsylvania.

### ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

(2) the title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

(4) the names and identities of the persons to whom the securities were issued.

Not applicable. No unregistered securities were issued by the issuer, any predecessor or affiliated issuers within one year prior to the filing of this Form 1-A.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a managing member, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

No unregistered securities of the issuer, any predecessor or affiliated issuers were sold within one year prior to the filing of this Form 1-A.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not applicable

### ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

### ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

Not applicable

(2) To stabilize the market for any of the securities to be offered;

Not applicable

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not applicable

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not applicable

**ITEM 8. Relationship with Issuer of Experts Named in Offering Statement**

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, managing member, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not applicable

**ITEM 9. Use of a Solicitation of Interest Document**

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

The issuer has not used a publication authorized by Rule 254 prior to the filing of this notification.

# PART II—OFFERING CIRCULAR

Subject to completion, dated October 6, 2011

**Preliminary Offering Circular**




OUR

# Our MicroLending, LLC

## $5,000,000
## Unsecured Investment Certificates
## With Maturities of 6 to 18 Months from the Date Issued

This Offering Circular relates to the offer and sale of up to $5,000,000 in principal amount (the "Offering") of unsecured fixed-rate investment certificates (the "Certificates") of Our MicroLending, LLC, a Florida limited liability company (the "Company"). The Company's principal offices are located at 1790 SW 22nd Street, Suite 201 Miami, Florida 33145 and our telephone number is (305) 854-8113.

The Certificates will be issued in the minimum amount of $1,000, and in multiples of $100 for any amount greater than $1,000. The Certificates will be offered in maturities of 6 to 18 months from the date issued, with a fixed interest rate depending on the term. The Company will typically issue Certificates on the same or next day, after deposit by the Company of the subscriber's payment check and the check is collected by the Company's bank. See "Description of Certificates" p. 18. The interest rate for each Certificate will be based on the formula set forth below and varies according to the term of the Certificate. See "Description of Certificates - Principal, maturity and interest" p. 18. The minimum and the maximum fixed interest rates which are offered will change from time to time in response to changes in the current Constant Maturity Treasury Bill Monthly Average Yield (the "T Bill") yield data obtained from the Federal Reserve Board, or a similar credible source. The interest rates for new Certificates are set on the first Monday of each month at the start of business based on the T Bill yields that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the first Monday of the next month. The following table sets forth the formula for determining the interest rates for the Certificates and the initial interest rate based on the most recent T Bill yields as of September 30, 2011:

| Term | T Bill Yield | Interest Rate as of October 3, 2011 |
|---|---|---|
| 6 Months | 6 Months T Bill plus 5.75% | 5.80% |
| 9 Months | 6 Months T Bill plus 6.25% | 6.30% |
| 12 Months | 1 Year T Bill plus 7.75% | 7.86% |
| 15 Months | 1 Year T Bill plus 8.25% | 8.36% |
| 18 Months | 1 Year T Bill plus 9.00% | 9.11% |

The initial interest rates set forth above will be effective only for Certificates issued between October 3, 2011 and November 6, 2011. The interest rates fluctuate based on the formula set forth above, and to determine the current rates, prospective investors in the Certificates should call the Company at (305) 854-8113, or consult the web page www.ourmicrolending.com.

We may prepay some or all of the Certificates at any time prior to their maturity without premium or penalty.

We will pay interest on Certificates quarterly, semi-annually or at maturity, at the holder's option. All Certificates will be issued in fully registered form.

The Certificates will be subject to automatic rollover. Fifteen days before the maturity date of the Certificate, the Company will notify the holder that the Certificate is going to mature and request whether the holder wishes to let the Certificate rollover, or to be repaid. Unless the holder notifies the Company within ten business days prior to the maturity date that it does not wish to let the Certificate rollover and presents the Certificate for payment, or the Company otherwise elects to repay the Certificate, the Certificate will be automatically rolled-over into a new Certificate at the interest rate then being offered by the Company based on the same term as the original Certificate. The holder may elect to roll-over all, or a portion of, the Certificates it owns. To determine the interest rate applicable to the rolled-over Certificate, holders should call the Company at (305) 854-8113, or consult the web page www.ourmicrolending.com. The rolled-over Certificate will bear interest at the then current interest rate for newly issued Certificates, based on the formula described above, the maturity date will be extended for an additional term of identical length as the original Certificate, and the frequency of interest payments will be identical to the frequency of the original Certificate.

Due to automatic rollover, investors will not receive payment of principal at maturity or subsequent payment dates unless the investor complies with the procedures for notification and delivery of Certificates. See "Payment or Rollover at Maturity" p.20.

The Company is offering the Certificates directly to investors through its officers on an ongoing and continuous basis. The Certificates will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution" p. 21.

The Certificates are being offered, and will be sold, pursuant to the exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A promulgated thereunder. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum aggregate amount of Certificates that must be sold in order for us to have access to the offering proceeds. We may accept subscriptions as they are received. The Offering will terminate upon the earlier to occur of (i) the date that is not more than two years after this Offering Circular is qualified by the Securities and Exchange Commission (the "Commission"), and (ii) the date on which $5,000,000 of Certificates qualified hereunder have been sold.

The Certificates will not be listed on any exchange or quoted on any automated dealer quotation system. Currently, there is no public market for the Certificates.

This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

| | **Price to Public** | **Underwriting Discounts and commissions** | **Proceeds to Issuer** |
|---|---|---|---|
| Per Certificate .................. | $ 1,000 | $0 | $ 1,000 |
| Minimum Offering............ | No Minimum | $0 | No Minimum |

| | | | |
|---|---|---|---|
| Maximum Offering .......... | $ 5,000,000 | $0 | $ 5,000,000 |

The Company is paying directly for the costs of the Offering, which are estimated to be approximately $60,000, and no portion of the proceeds from the Offering will be used for this purpose.

The approximate date of commencement of the proposed sale of Certificates to the public is as soon as practicable after this Offering Circular has been qualified by the Commission.

## TABLE OF CONTENTS



THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

**FOR FLORIDA RESIDENTS ONLY**

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT IN RELIANCE UPON EXEMPTION PROVISIONS CONTAINED THEREIN. SALES MADE PURSUANT TO CERTAIN EXEMPTION PROVISIONS UNDER THE FLORIDA SECURITIES ACT TO FIVE (5) OR MORE PERSONS IN THE STATE OF FLORIDA AND ARE VOIDABLE BY THE PURCHASER WITHIN THREE (3) BUSINESS DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY THE PURCHASER TO THE ISSUER OR AN AGENT OF THE ISSUER OR WITHIN THREE (3) DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICH EVER OCCURS LATER. A WITHDRAWAL WITHIN SUCH THREE (3) DAY PERIOD WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEGRAM TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS MEMORANDUM, INDICATING ITS INTENTION TO WITHDRAW.

We have only undertaken efforts to qualify this Offering for offers to individual investors in the following jurisdictions: Florida, California, Texas, New York, Illinois, District of Columbia, Connecticut Delaware, New Jersey and Pennsylvania; therefore, individual investors located outside of these jurisdictions should not expect to be eligible to participate in this Offering.

This Offering Circular, together with financial statements and other attachments, consists of a total of 69 pages.

## OFFERING CIRCULAR SUMMARY

*This summary highlights information contained elsewhere in this Offering Circular. It does not contain all of the information you should consider before purchasing our Certificates. Therefore, you should read the Offering Circular in its entirety, including the risk factors and the financial statements and related footnotes appearing elsewhere in this Offering Circular. References to "we," "us," "our," or "the company" generally refer to Our MicroLending, LLC, a Florida limited liability company.*

### Our Company

On October 9, 2007, we were formed as a Florida limited liability company. From March, 2008 through June 30, 2011, we have made approximately 980 microloans totaling more than $5.703 million to micro and small business owners and entrepreneurs in South Florida, many of whom are immigrants from Latin America and the Caribbean. Typically, we target businesses with fewer than five employees and sales of $100,000 or less, and the size of our loans range between $1,500 and $25,000. Traditional sources of financing (*i.e.*, bank or credit union loans) are largely unavailable to our target clients, and the current economic downturn has made borrowing even more difficult for small businesses. As a result, we find ourselves in an excellent position to increase our share of the South Florida microfinance market.

As a limited liability company we operate pursuant to an operating agreement, and our owners hold equity interests in the company. Pursuant to our articles of organization and operating agreement, we are managed by our Managing Member, Emilio Santandreu, who is also our President and Chief Executive Officer, and additional officers appointed by our President. To date, we have funded our lending operations using the capital contributions of our owners and borrowings from our officers, family members of our officers and certain of our equity investors.

Our principal offices are located at 1790 SW 22nd Street, Suite 201 Miami, Florida 33145 and our telephone number is (305) 854-8113. For additional information regarding the company or this Offering, you may write or telephone us at the foregoing address and telephone number.

### The Offering

The following summary contains basic information about the Certificates and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the Certificates, please refer to the section of this Offering Circular entitled "Description of Certificates" p. 18.

| | |
|---|---|
| **Issuer** | Our MicroLending, LLC, a Florida limited liability company. |
| **Offering period** | The Offering period will begin the date this Offering is qualified by the Commission until the earlier to occur of (i) the date that is not more than two years after this Offering Circular is qualified by the Commission, and (ii) the date on which $5,000,000 of Certificates qualified hereunder have been sold. The Certificates are being offered on an ongoing and continuous basis. |
| **Securities offered** | $5,000,000 in aggregate principal amount of unsecured fixed-rate Certificates. |
| **Interest Rate** | The interest rate for each Certificate will be based on the formula set forth in this Offering Circular and varies according to the term of the Certificate. The minimum and the maximum fixed interest rates which are offered will change from time to time in response to changes in the current T Bill yield data obtained from the Federal Reserve Board, or a similar credible source. The interest rates for new Certificates are set on the first Monday of each month at the start of business based on the T Bill yields that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the first Monday of the next month. Interest is calculated and accrues daily. To determine |

| | |
|---|---|
| | the current rates, prospective investors in the Certificates should call the Company at (305) 854-8113, or consult the web page www.ourmicrolending.com. |
| **Maturity date** | The Certificates will be offered in maturities of 6 to 18 months from the date issued, with a fixed interest rate depending on the term. |
| **Rollover at maturity** | When a Certificate matures, unless the holder presents the Certificate for payment within 10 business days prior to its maturity date or the Company otherwise elects, it is automatically rolled-over into a new Certificate at the interest rate then being offered by the Company. The rolled-over Certificate will bear interest at the then current interest rate for newly issued Certificates, based on the same term as originally elected by the holder. |
| **Interest payment dates** | We will pay interest on Certificates quarterly, semi-annually or at maturity, at the holder's option. |
| **Guarantees** | The Certificates will not be guaranteed. |
| **Ranking** | The Certificates will be our unsecured obligations and will:<br>• rank equally with all of our existing and future indebtedness;<br>• rank senior to all of our future subordinated indebtedness, if any;<br>• be effectively subordinated to all of our and our subsidiaries' existing and future secured obligations to the extent of the value of the assets securing such obligations; and<br>• be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. |
| **Optional Prepayment** | We may prepay some or all of the Certificates at our option without premium or penalty. |
| **Use of Proceeds** | The net proceeds from this Offering will be used to fund additional microloans. |
| **Risk Factors** | See "Risk Factors" for a discussion of certain factors that you should carefully consider before investing in the Certificates. |
| **Governing law** | Florida |

## RISK FACTORS

*An investment in our Certificates involves a high degree of risk. You should carefully consider each of the following risk factors and all other information set forth in this Offering Circular, including the risks and uncertainties described below, before making an investment in our Certificates.*

**Risks Relating to our Business**

***Our limited operating history and our fast growing and rapidly evolving business make it difficult to evaluate our business and future operating results on the basis of our past performance, and our future results may not meet or exceed our past performance.***

We were incorporated in 2007 as a limited liability company in Florida and made our first loan in March, 2008. As a result of our limited operating history, there is limited historical financial and operating information available to help prospective investors evaluate our past performance with respect to making an investment in our Certificates. Our business is growing and the results and amounts set forth in our financial statements beginning on page 27 of this Offering Circular may not provide a reliable indication of our future performance. Accordingly, you should evaluate our business and prospects in light of the risks, uncertainties and difficulties frequently encountered by high growth companies in the early stages of development. Our failure to address these risks and uncertainties successfully could adversely affect our business and operating results.

***We have experienced operating losses and our liquidity has been significantly reduced, and we expect to continue incurring losses in the future.***

We incurred a net loss of $336,305 for the second quarter ended June 30, 2011 and a net loss of $464,435 for the year ended December 31, 2010 and had an accumulated deficit of $2,290,576 as of June 30, 2011. The majority of that amount was attributable to the down-turn in market conditions in the credit industry in Florida and our inability to obtain necessary funding to satisfy the growing demand for microfinance during the economic down-turn. Until we can increase our loan portfolio, we expect to continue to incur losses in the future.

***If we cannot secure the additional capital we need to fund our operations on acceptable terms or at all, our business will suffer.***

Our business requires significant capital. During the six months ended June 30, 2011 and the year ended December 31, 2010, we funded our net cash used in operating activities of $(365,108) and $(312,394), respectively, with contributions from our equity owners and short-term loans provided by our officers, family members of our officers and certain of our equity investors. As of June 30, 2011, we had $1,142,873 outstanding loans payable. Expanding our geographic footprint will have an impact on our long-term capital requirements, which are expected to increase significantly. Our ability to obtain additional capital is subject to a variety of uncertainties, including our future financial position, the continued success of our core loan products, our results of operations and cash flows, any necessary government regulatory approvals, contractual consents, general market conditions for capital raising activities, and economic, political and other conditions in Florida and elsewhere. In addition, adverse developments in the United States credit markets may significantly increase our debt service costs and the overall costs of our borrowings. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be limited and our business prospects, financial condition and results of operations would be materially and adversely affected.

***If we are unable to control the level of non-performing loans in the future, our collection activities are ineffective, or if our loan loss reserves are insufficient to cover future loan losses, our financial condition and results of operations may be materially and adversely affected.***

As of June 30, 2011, 200 of our loans, with an aggregate principal balance of $969,222 were more than 90 days past-due or in default, which represents approximately 53.81% of our net loans outstanding. Non-performing or low credit quality loans can negatively impact our results of operations. We cannot assure you that we will be able to effectively control and reduce the level of the impaired loans in our total loan portfolio. The amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, and also due to factors beyond our control, such as over-extended borrower credit that we are unaware of. If we are unable to manage our non-performing loans or adequately recover our loans, our results of operations will be adversely affected.

We institute debt collection actions against defaulting clients in an attempt to mitigate the losses associated with non-performing loans. In many cases, the purpose of the debt collection action is to obtain a judgment permitting foreclosure on the defaulting client's collateral, or to obtain the collateral from the client in a privately negotiated transaction. In either case, the costs and expenses of collection, including attorneys' fees, and selling the collateral may greatly exceed the amount of the non-performing loan. Our inability to collect against non-performing loans in a cost-effective manner could have a material adverse affect on our financial condition and results of operations.

Our current loan loss reserves may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. As a result, if the quality of our total loan portfolio deteriorates, we may be required to increase our loan loss reserves, which will adversely affect our financial condition and results of operations. Our borrowers are poor and, as a result, might be vulnerable if economic conditions worsen or growth rates decelerate in the United States. Moreover, there is no precise method for predicting loan and credit losses, and we cannot assure you that our monitoring and risk management procedures will effectively predict such losses or that loan loss reserves will be sufficient to cover actual losses. If we are unable to control or reduce the level of our non-performing or poor credit quality loans, our financial condition and results of our operations could be materially and adversely affected.

***If we are unable to manage our growth effectively, including our financial, accounting, administrative and technology infrastructure, our business and reputation could be adversely affected.***

We anticipate opening two additional locations by the end of 2011. We expect the expansion of our geographic footprint and network of branches and clients to continue; which may further constrain our capital resources and make asset quality management increasingly important. We will need to enhance and improve our financial, accounting, information technology, administrative and operational infrastructure and internal capabilities in order to manage the future growth of our business. We may not be able to implement the necessary improvements in a timely manner, or at all, and we may encounter deficiencies in existing systems and controls. If we are unable to manage our future expansion successfully, our ability to provide products and services to our clients would be adversely affected, and, as a result, our reputation could be damaged and our business and results of operations materially and adversely impacted.

***We are not subject to regulation of any State or Federal regulatory agency.***

We are not regulated or subject to the periodic examination to which commercial banks, savings banks and other thrift institutions are subject. Consequently, our loan decisions and our decisions regarding establishing loan loss reserves are not subject to periodic review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

***The amount of interest we may charge customers is capped by applicable law.***

Our loans are subject to applicable usury laws that limit the amount of interest that we may charge our customers. The maximum interest rate permitted in Florida on the types of loans that we make and expect to make is 18% per annum. A review of some of our past loan transactions (i.e., loans already paid or otherwise written off) indicates that we may have unintentionally exceeded the maximum permitted rate. If a court were to determine that we willfully violated the usury statute in such cases, the borrowers may be entitled to certain remedies, including forfeiture by us of double the interest charged on such loans. We do not believe that any of our existing loans currently exceed the maximum permitted rate.

We reimbursed the borrowers whose loans exceeded the maximum rate. Although a court could find that such borrowers are entitled to additional compensation, we believe it is a very remote possibility, and as a result, we did not create a reserve for this type of scenario. Further, the excess amount collected was $2,429 and the number of customers was 66, which amount is not material to our financial condition or results of operation. We have subsequently adjusted our loan parameters to ensure that we do not exceed 18%, which is the maximum permitted rate per annum, in the future.

***Usury laws limit the amount of interest we can charge on our loans, and to the extent interest rates on our borrowings increase, our financial condition and results of operations may be materially and adversely affected.***

Our business depends on interest income from our loan portfolio. However, usury laws limit the amount of interest we can charge on our loans. When interest rates rise, we must pay higher interest on our borrowings while interest earned on our loans does not rise because our loans are capped at the maximum allowable interest rate. To the extent we are unable to increase the interest rate on our loans, increases in interest rates on our borrowings may materially and adversely affect our financial condition and results of operations.

***If we are not able to attract, motivate, integrate or retain qualified personnel at levels of experience that are necessary to maintain our quality and reputation, it will be difficult for us to manage our business and growth.***

We depend on the services of our executive officers and loan specialists for our continued operations and growth. In particular, our senior management has significant experience in the microfinance, banking and financial services industries. The loss of any of our executive officers or certain loan specialists could negatively affect our ability to execute our business strategy, including our ability to manage our rapid growth. Our business is dependent on our team of loan specialists who directly manage our relationships with our clients. Our business and profits would suffer adversely if a substantial number of our loan specialists left us or became ineffective in servicing our clients over a period of time. Our future success will depend in large part on our ability to identify, attract and retain highly skilled managerial and other personnel. Competition for individuals with such specialized knowledge and experience is intense in our industry, and we may be unable to attract, motivate, integrate or retain qualified personnel at levels of experience that are necessary to maintain our quality and reputation or to sustain or expand our operations. The loss of the services of such personnel or the inability to identify, attract and retain qualified personnel in the future would make it difficult for us to manage our business and growth and to meet key objectives.

***Certain of our existing owners together may be able to exert substantial voting control over us, which may cause us to take actions that are not in our best interest.***

Our ten largest owners beneficially own, in the aggregate, approximately 82.4% of our outstanding equity interests. These owners will be able to exercise considerable influence over all matters requiring owner approval, including the election of managing members, approval of lending and investment policies and the approval of corporate transactions, such as a merger or other sale of our company or its assets. In addition, if our owners do not act together, such matters requiring owner approval may be delayed or not occur at all, which could adversely affect our business. Moreover, these owners are not obligated to provide any business opportunities to us. If these owners invest in another company in competition with us, we may lose the support provided to us by them, which could materially and adversely affect our business, financial condition and results of operations.

**Risks Relating to Our Participation in the Microfinance Sector**

***Microcredit lending poses unique risks not generally associated with other forms of lending, and, as a result, we may experience increased levels of non-performing loans and related provisions and write-offs that negatively impact our results of operations.***

Our core mission is to provide loans to fund the smallest of small businesses and other income generating activities of our clients. Our clients are typically poor and have limited sources of income, savings and credit histories, and can only provide us with limited collateral or security for their borrowings.

As a result, our clients pose a higher risk of default than borrowers with greater financial resources and more established credit histories and borrowers with better access to education, employment opportunities, and social services. Due to the precarious circumstances of our clients and our non-traditional lending practices, we may, in the future, experience increased levels of non-performing loans and related provisions and write-offs that negatively impact our business and results of operations.

***We do not rely on credit reports to determine the credit worthiness of our clients, and as a result, we may experience increased levels of non-performing loans and related provisions and write-offs that negatively impact our results of operations.***

Microcredit lending is based on helping those with no access to traditional banking. We believe a potential client can have a bad credit score, due to an incident unrelated to their current business operations, and still be considered credit worthy for a targeted, proceeds-specific loan. As a result we do not use credit reports as the sole determinator of the client's capability and ability to pay. Our failure to obtain credit reports on our clients may result in increased levels of non-performing loans and related provisions and write-offs that negatively impact our business and results of operations.

***Competition from other banks and financial institutions, as well as state-sponsored social programs, may adversely affect our profitability and position in the microcredit lending industry.***

In South Florida, we face competition from lenders that target the lower-income segments of the population, particularly from private money lenders. These types of lenders, known as "loan sharks," are willing to make unsecured loans with virtually no conditions other than repayment, and in return charge their borrowers usurious interest rates.

***If we are unable to protect our service marks, others may be able to use our service marks to compete more effectively.***

We have obtained service mark registrations for our corporate name "Our MicroLending" and our logo. However, we may not be able to protect our service marks, which we rely on to support our brand awareness with clients and prospective clients and to differentiate our product and service offerings from those of our competitors. In certain cases, we have not sought protection for our service marks in a timely matter, or at all. As a result, we may not be able to prevent the use of our name or variations thereof by any other party, nor ensure that we will continue to have a right to use it. We further cannot assure you that our goodwill in such brand name or logo will not be diluted by third parties due to our failure to obtain the service marks, which in turn would have a material adverse effect on our reputation, goodwill, business, financial condition and results of operations.

**Risks Related to the Certificates**

***We may not be able to generate sufficient cash to service our obligations under the Certificates.***

Our ability to service our obligations under the Certificates, including the repayment of the principal and the ongoing interest payments, will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.

If we are unable to generate sufficient cash flow to meet our cash obligations, including under the Certificates, we may be forced to take actions such as:

- restructuring or refinancing our debt or the Certificates;
- seeking additional debt or equity capital;

- seeking bankruptcy protection;
- reducing or delaying our business activities, investments or capital expenditures; or
- selling assets.

Such measures might not be successful and might not enable us to meet our cash obligations. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms.

***The Certificates are not listed on any exchange and it is not expected that a public market for the Certificates will develop.***

Prior to this Offering, there has been no trading market for the Certificates, and it is not expected that a trading market will develop in the foreseeable future. Therefore, any investment in the Certificates will be highly illiquid, and investors in the Certificates may not be able to sell or otherwise dispose of their Certificates in the open market.

The Certificates are being offered pursuant to an exemption from registration provided by Section 3(b) of the Act and Regulation A promulgated thereunder. Therefore, the Certificates have not been, nor will they be for the foreseeable future, registered under the Act or any applicable securities laws of any other jurisdiction. Accordingly, each investor who purchases Certificates must do so for the investor's own account and investment. In addition, no regulatory authority has reviewed or approved the terms of this Offering, including the disclosure of risks and the fairness of its terms. There is no public market for the Certificates, and none is expected to develop for their purchase and sale.

***The Certificates will be effectively subordinated to any secured debt.***

The terms of the Certificates do not prevent us from incurring additional indebtedness or securing such indebtedness with our assets. If we incur secured debt, the Certificates will be effectively subordinated to the secured debt to the extent of the value of the assets securing that debt. The effect of this subordination is that if we become involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, the secured debt, our assets that secure the debt will be available to pay obligations on the Certificates only after all secured debt has been paid in full from those assets. We may not have sufficient assets remaining to pay amounts due on any or all of the Certificates then outstanding.

***Purchasers of Certificates will not benefit from a trustee, indenture or the protections of the Trust Indenture Act of 1939.***

The Certificates are our unsecured obligations, and there is no trustee appointed to represent the interests of holders of Certificates. In addition, purchasers of Certificates will not benefit from an indenture or the protections of the Trust Indenture Act of 1939.

***No Escrow of Funds; No Minimum Offering***

An escrow account will not be established for the proceeds of the Offering because we expect to invest such funds for its business purposes as they are received. Therefore, as we receive proceeds from the Offering, they will automatically be available for use by us. There is no minimum amount that must be raised in order for the Offering to be effective.

## FORWARD-LOOKING STATEMENTS

All statements contained in this Offering Circular that are not statements of historical fact constitute "forward-looking statements." All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed in this Offering Circular regarding matters that are not historical facts. These forward-looking statements and any other projections contained in this Offering Circular (whether made by us or any third party) are predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other projections. Investors can generally identify forward-looking statements by the use of terminology such as "aim", "anticipate", "believe", "expect", "estimate", "intend", "objective", "plan", "project", "shall", "will", "will continue", "will pursue" "contemplate", "future", "goal", "propose", "may", "seek", "should", "will likely result", "will seek to" or other words or phrases of similar import. All forward-looking statements are subject to risks, uncertainties and assumptions about us that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement.

Actual results may differ materially from those suggested by the forward looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, regulatory changes pertaining to the industries in the United States in which we have our businesses and our ability to respond to them, our ability to successfully implement our strategy, our growth and expansion, technological changes, our exposure to market risks, general economic and political conditions, which have an impact on our business activities or investments, the monetary and fiscal policies of the United States, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in the United States and globally, changes in domestic laws, regulations and taxes and changes in competition in our industry. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the following:

- Ability to secure additional capital on terms favorable to us;
- Limited operating history;
- Success of new loans and services introduced by us;
- General economic and business conditions in Florida and the United States;
- Changes in laws and regulations that apply to us; and
- Ability to attract, motivate, integrate or retain qualified personnel.

For further discussion of factors that could cause our actual results to differ, see "Risk Factors," and "Business" on pages 3 and 9 of this Offering Circular, respectively.

By their nature, certain market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses could materially differ from those that have been estimated. Forward-looking statements speak only as of the date of this Offering Circular.

## BUSINESS

### Overview

Our core business is providing microloans to small business owners and entrepreneurs in South Florida, many of whom are immigrants from Latin America and the Caribbean. These businesses typically have fewer than five employees and sales of $100,000 or less, and the loans are provided for use in the businesses or other income generating activities and not for personal consumption. Our borrowers often have no, or very limited, access to loans from other sources other than private money lenders that we believe typically charge very high rates of interest.

All of our loans are secured by collateral. To the extent that the business utilizes a vehicle in the business, i.e. a delivery truck or a taxi, we require a lien on such vehicle to secure repayment of the loan. We also require that businesses grant us a general security interest in all their equipment, assets and inventory and we file a UCC-1 to perfect such security interest. In addition, we require that each stockholder of the borrowing business to individually sign the loans as a co-borrower.

In addition to being entrenched in a market with a strong demand for our services and the expertise in microfinance which we have developed, we believe that our competitive strengths include our efficient operating model which leverages technology, quick turnaround times and our network of specialists. Our strategy is to further expand our loans and product offerings by relying on these strengths.

We intend to finance our expansion by accessing multiple sources of capital, both debt and equity. To date, we have funded our lending operations using the capital contributions of our owners and borrowings from our officers, family members of our officers and certain of our equity investors.

### History and Evolution

#### Offices

In October 2007, we were formed as a Florida limited liability company. From March, 2008 through June 30, 2011, we have made approximately 980 microloans totaling more than $5.703 million to micro and small business owners and entrepreneurs in South Florida, many of whom are immigrants from Latin America and the Caribbean. We currently operate in two South Florida locations: Miami and Hialeah. By the end of 2011, we anticipate opening two additional Florida locations, one in Broward County and the other in Orlando.

#### Employees

We currently have four (4) full-time employees and eight (8) loan "specialists". We use independent contractors as our loan solicitors instead of hiring full-time loan officers. We refer to our loan officers as "specialists" and we compensate them on a sliding-scale basis depending upon the number and quality of active loans generated by them. By hiring independent contractors and correlating their compensation to active loans, we are able to avoid the fixed salary and employee benefit costs associated with full-time employees and to more closely align compensation with actual loan revenue. Each loan specialist is responsible for covering a defined geographic region between Delray Beach and Homestead, Florida. Our loan specialists go door-to-door in commercial areas with high volumes of small businesses, including flea markets and the Miami neighborhoods of Little Havana and Little Haiti. With the addition of our new locations we anticipate hiring an additional two full time employees and engaging an additional six loan specialists.

#### Management Experience

Our management and equity owners have extensive microfinance experience in Latin America where microfinance has enjoyed considerable levels of success. In November 2005, our Managing Member, together with certain of our officers and equity holders, founded Banco de Desarrollo del Microempresario ("BDM") in Caracas, Venezuela. BDM quickly achieved positive results and by December 2006 its total assets were $12 million with microloans accounting for 76.9% of such assets. In December 2006, BDM's average loan amount was $3,000, the average term was 9 months, the average interest rate was 36%, and default rates were below 1% of the total microloan portfolio. BDM was sold to a third party in early 2007.

**Our Loan Products**

Our principal product that we currently offer is the "*Our Express Loan*". The *Our Express Loan* product is intended for small businesses in amounts between $1,500 and $25,000. After all required documents are submitted, we typically approve our loans within 48 hours and fund our loans within 72 hours of approval. For the *Our Express Loan,* we require our borrowers to have owned a business for at least one year or have at least one year of provable business experience. We collateralize all of our loans with business equipment or vehicles depending on the borrower's assets. Based on the quality of the borrower, we will also require guarantors or co-borrowers as a condition of our loans. These guarantors may be business partners, spouses or friends or other members of the extended family that are willing to guarantee the loan.

*Loan Portfolio*

Since the commencement of our operations in March 2008 and through June 30, 2011, we have extended an aggregate of approximately 980 loans. In the year ended December 31, 2009, we extended an aggregate of approximately 325 loans, an increase of approximately 15 % as compared to the 282 loans extended in the year ended December 31, 2008. As of December 31, 2010, we had disbursed approximately 298 loans, and as of June 30, 2011, we had disbursed 75 loans.

In the year ended December 31, 2009, the aggregate principal amount of all of the loans that we made was $1,753,348, a decrease of approximately 3.7% as compared to $1,820,844, in the year ended December 31, 2008. In the year ended December 31, 2010 the aggregate principal amount of all of the loans that we made was $1,654,728, a decrease of approximately 5.6% as compared to the amount of loans in 2009. In the six months ended June 30, 2011 the aggregate principal amount of the loans that we made was $474,535.

Loan amounts range from a minimum of $1,500 to a maximum of $25,000. The average amount financed in the year ended December 31, 2010 was approximately $5,716, as compared to approximately $5,329.14, in the year ended December 31, 2009 and approximately $6,426.85, in the year ended December 31, 2008. The average amount financed in the six months ended June 30, 2011 was approximately $6,106. The table below sets forth the number and the aggregate principal amount of loans made during the years ended December 31, 2008, December 31, 2009 and December 31, 2010, respectively, and the six months ended June 30, 2011, segregated by amount of loan.

| | Year Ended December 31, 2008 | | Year Ended December 31, 2009 | | Year Ended December 31, 2010 | |
|---|---|---|---|---|---|---|
| **Amount of Loan ($)** | **Number of Loans** | **Aggregate Principal Amount of Loans** | **Number of Loans** | **Aggregate Principal Amount of Loans** | **Number of Loans** | **Aggregate Principal Amount of Loans** |
| $1,500 to $2,500 | 86 | $ 175,266 | 107 | $ 238,382 | 80 | $ 165,046 |
| $2501 to $5,000 | 93 | $ 407,066 | 117 | $ 516,297 | 112 | $ 467,180 |
| $5,001 to $10,000 | 75 | $ 693,634 | 86 | $ 757,110 | 86 | $ 718,167 |
| $10,001 to $15,000 | 12 | $ 179,886 | 12 | $ 176,255 | 15 | $ 202,091 |
| $15,000 to $20,000 | 13 | $ 286,323 | 3 | $ 65,303 | 5 | $ 102,243 |
| $20,001 to $25000 | 3 | $ 78,669 | 0 | $ - | 0 | $ - |
| Total Amount Loaned During Period | 282 | $1,820,844 | 325 | $ 1,753,348 | 298 | $ 1,654,728 |

| | Six Months Ended June 30, 2011 | |
|---|---|---|
| **Amount of Loan ($)** | **Number of Loans** | **Principal Amount of Loan** |
| $1,500 to $2,500 | 19 | $ 45,243.54 |
| $2501 to $5,000 | 33 | $ 166,947.59 |
| $5,001 to $10,000 | 16 | $ 148,543.65 |
| $10,001 to $15,000 | 6 | $ 88,800.24 |
| $15,000 to $20,000 | 0 | $ 0.00 |
| $20,001 to $25000 | 1 | $ 25,000.00 |
| Total Amount Loaned During Period | 75 | $ 474,535.02 |

As of December 31, 2008 and December 31, 2009, the aggregate principal amount of loans outstanding, net of loan loss reserves, was $1,251,533 and $1,463,521, respectively. As of December 31, 2010, the aggregate principal amount of loans outstanding, net of loan loss reserves, was $1,489,939. As of June 30, 2011, the aggregate principal amount of loans outstanding, net of loan loss reserves, was $1,284,097.

*Loan Periods*

Loan periods vary by borrower and are generally between six to twelve months. The average term of the loans extended in the year ended December 31, 2009 was 9.9 months, approximately 15 days longer than the average term of the loans extended in the year ended December 31, 2008. The average term of the loans extended in the year ended December 31, 2010 was 10 months. The average term of the loans extended in the six months ended June 30, 2011 was 10.4 months.

Our loans are repaid in monthly installments. Borrowers incur closing fees of up to 6% percent and are required to make a guaranteed deposit equal to up to 10% percent of the loan amount.

*Interest Payments and Rates*

The interest rate that we charge ranges from 15.375% to 18% depending upon the term of the loan. For example, loans with 6 and 7 month terms will have the lowest rate (15.375%) and as the term increases, the rate will increase up to 18%, which is the maximum amount that may be charged under Florida law. The purpose of offering slightly lower interest rates is to motivate our borrowers to accept and repay loans of shorter duration, which, in turn, will generate greater turn over of our loan portfolio.

Interest is computed on a 365/360 basis of the aggregate principal amount of the loan, net of applicable fees, at annual interest rates that are pro-rated to correspond to the term of each loan. The total amount of interest due is calculated at inception and paid in monthly installments, together with payments of principal and fees. As of December 31, 2008, 2009 and 2010 our weighted average interest rate on loans outstanding was 17.79%, 17.92% and 15.88%, respectively. As of June 30, 2011 our weighted average interest rate on loans outstanding was 17.57%.

**Credit Evaluation Process**

Before we elect to make a microloan, our credit committee analyzes various aspects of potential borrowers, each of whom is presented to the committee by our loan specialists. Our credit committee consists of (1) the microcredit specialist which is presenting the loan, (2) an internal credit process auditor, (3) our chief operating officer and (4) our chief executive officer. Our internal credit process auditor is responsible for reviewing the loan application and all supporting documentation to ensure that the application complies with the Company's minimum underwriting guidelines.

Loans under $10,000 must be approved by the microcredit specialist, the internal credit process auditor and our chief operating officer. Loans in excess of $10,000 must be approved by the entire credit committee, including the chief executive officer.

Microcredit lending is based on helping those with no access to traditional banking. We believe a potential client can have a bad credit score, due to an incident unrelated to their current business operations, and still be considered credit worthy for a targeted, proceeds-specific loan. As a result we do not use credit reports as the sole determinator of the client's capability and ability to pay. We do require clients to authorize us to check their credit score if necessary. Pursuant to our credit manual, we check the credit score of a client: (1) if there is an incongruence between the registered documents and what the client reports, (2) if there is a disconnect between reported expenses and reported liabilities, and (3) for any loan request above $10,000.

Rather than rely on credit scores, we meet with clients to study their financial records, check inventory, and help create a model of estimated revenues, expenses and profits. The loan specialist assembles character and borrower profile information, including references, personal and business information. The loan specialist also makes a complete financial evaluation of the borrower's business. The evaluation considers various attributes of the business, including how the business operates, its operating margins, and average yearly sales or at least for the last four months of operations. The loan specialist considers all of the borrower's business and family expenses in assessing the borrower's repayment capacity. To account for undisclosed expenses, a borrower's repayment capacity is calculated at 70% of the business's net operating income less the borrower's family expenses.

Once a borrower's ability to pay is substantiated, the loan specialist analyzes the balance sheet and other financial metrics of the borrower or its business to determine and make a recommendation on the loan amount to the credit committee. The loan amount that is approved does not always equal the amount requested by the borrower. Once the credit committee approves a potential borrower the next step in finalizing the loan is to evaluate the borrower's collateral. The collateral can be a co-signer, motor vehicle or a machine, and it has to equal 150% of the value of the loan amount.

For loans in excess of $10,000, we will obtain a credit report of the borrower or its business to assist us in our evaluation of the borrower. However, ultimately, the borrower's credit report or score is only one factor, in addition to the borrower's repayment capacity, the stability and operating history of the borrower's business, the borrower's business acumen and experience, and the type and value of the collateral.

Approximately 38.25% of all of our borrowers have obtained loans from us in the past. We typically require a borrower to repay any current amounts outstanding before obtaining a new loan. However, if a borrower has established a strong economic reason for a new loan and has maintained his loan in good standing, on occasion we will allow a borrower to refinance an outstanding loan with a new, larger loan.

Our loan and security documents contain customary lender remedies in the case of default by a borrower.

**Defaults; Collection Activities**

An integral component of microlending is the active management of loan receivables. Loans are classified as past-due the first day after we do not receive the full interest and principal payment on its due date. If a borrower's regular installment payment becomes past due, we implement a staged collection process which progresses in accordance with the amount of time a payment is past due. From 0 to 45 days, the loan specialist will visit the borrower up to three times and with each visit will deliver a letter of increasing urgency. The first letter reminds the borrower that the payment is late, the second letter serves as a second reminder and includes information regarding late fees and interest, and the third and final letter describes the legal action that will be taken against the borrower if immediate payment does not occur. If the failure to remedy the past due payment continues beyond 45 days, during the period from 45 to 60 days, one of our officers will contact the borrower regarding the consequences of late payment. Often during this collection process, borrowers will offer to make partial payments. In these cases, we will not restructure the loan, but will accept the negotiated partial payments and, to the extent that these payments are continuing to be made, will forebear from taking the further collection action discussed below. However, these loans continue to be reflected on our books as past-due and the client continues to be closely monitored by its loan specialist.

Once a loan is more than 60 days past due, we will take two types of actions. To the extent that we have received a security interest in a vehicle or other asset for which self-help is a viable remedy, we will use the self-help provisions of the Florida statutes for secured lenders and take possession of the collateral, as described below. For all loans we will employ the services of an external collector. Once a loan is more than 90 days past due, we will initiate legal collection proceedings against the borrower.

Whenever possible, after a default by a loan customer, we will attempt to use statutorily allowed "self help" remedies to obtain possession of any collateral that is securing the loan in default. Florida law permits a secured creditor, after default, to take physical possession of the collateral securing a loan, without any prior judicial intervention or blessing, so long as there is no breach of the peace in obtaining such possession. Normally, such self help remedies apply to collateral in the form of equipment or vehicles where we are able to obtain possession either because the loan customer voluntarily gives possession to us or we are able to obtain such possession by repossessing it without a breach of the peace. A breach of the peace would occur, for example, if a borrower attempted to physically stop the repossession or threatened the repossessing individuals with bodily harm.

If we are not able to use self help, then we would seek to obtain possession of the collateral by requesting an order from a court as part of a legal proceeding to collect on the debt, which would be more costly and time-consuming than using the self help provisions. In either event, whether the collateral is obtained by self help or pursuant to a judicial order, we would seek to sell the collateral to reduce the amount of the debt owed.

Each month we take a reserve equal to 5% of the principal amount of loans that we make during such month. Monthly, we also review the loans which are more than 90 days past due to determine if it is necessary to make a specific reserve for such loan. To the extent the borrower is making partial payments on a loan, we do not take a specific reserve with respect to such loan. Interest income is discontinued at the time the loan is 90 days delinquent, unless the borrower is making partial payments on the loan. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan is moved to nonaccrual status in accordance with this policy, typically after 90 days of non-payment.

In the fourth quarter of 2009, we decided that we needed to reevaluate our collections process in order to reduce our past-due loans. As a result we implemented the following initiatives:

Established a Collection Committee. Rather then relying solely on the relevant loan specialist to pursue collection of his or her loans, we adopted a collection committee who is responsible for overseeing the collection of all loans. The collections committee is comprised of (1) the microcredit specialist of the loan, (2) our internal auditor, (3) the COO, and (4) the CEO.

Accelerated the Collection Process. Rather then waiting for the loan to be 30 days past-due to reach out to the borrower, we adopted a procedure that called for sending a letter to the borrower after the first day of delay, a letter seven (7) days after the original due date and a third letter by the 30th day after the original due date.

Provided Management with Specialized Microcredit Education. We sent our COO, Elieser Gonzalez, to Bogota, Colombia for training with the Fundaci6n Emprender, and then for an internship on Fundaci6n Mundial de la Mujer (that belongs to Women's World Banking) and Finamerica, each of which are institutions that specialize in microcredits.

Hired Outside Consultants to Assist with Collections. Beginning in the second half of 2010 we have used the advice of a collection office to assist us with the collections process.

As a result of these initiatives, we have improved our collection experience for our past-due loans and the number of new loans which have become past-due has decreased as follows:

- In 2008 we made 282 new loans, 56 of which, or 19.86%, were more than 90 days late;
- In 2009 we made 325 new loans, 31 of which, or 9.54%, were more than 90 day late;
- In 2010 we made 298 loans, 13 of which, or 4.36%, were more than 90 days late; and
- As of June 30, 2011, we made 75 loans, three of which, or 4%, were more than 90 days late.

As of December 31, 2008, 2009 and 2010, 56, 162 and 190, respectively, of our loans, with an aggregate principal balance of $425,198, and $839,371, and $972,903, respectively, were more than 90 days past-due or in default. As of June 30, 2011, 200 of our loans, with an aggregate principal balance of $969,222, were more than 90 days past due or in default.

The table below sets forth as of December 31, 2008, 2009 and 2010, and June 30, 2011, the number and amount of loans that were past due as of such date.

| | As of December 31, 2008 | | As of December 31, 2009 | | As of December 31, 2010 | |
|---|---|---|---|---|---|---|
| Past Due | Number of Loans | Aggregate Principal Amount of Loans | Number of Loans | Aggregate Principal Amount of Loans | Number of Loans | Aggregate Principal Amount of Loans |
| 31-60 | 27 | $138,701.64 | 35 | $143,473.13 | 19 | $63,419.12 |
| 61-90 | 39 | $172,484.53 | 23 | $ 84,893.94 | 13 | $33,022.98 |
| 91-180 | 18 | $134,707.55 | 31 | $110,163.93 | 30 | $117,000.10 |
| 181-270 | 30 | $232,626.67 | 2 | $ 6,067.60 | 3 | $9,569.10 |
| 271-360 | 8 | $ 57,863.43 | 15 | $ 96,149.89 | 20 | $80,857.98 |
| >360 | 0 | $ - | 114 | $626,990.44 | 137 | $765,475.81 |
| TOTAL | 122 | $736,383.82 | 220 | $1,067,738.93 | 222 | $1,069,345.08 |

| | As of June 30, 2011 | |
|---|---|---|
| Past Due | Number of Loans | Aggregate Principal Amount of Loans |
| 31-60 | 16 | $30,720.84 |
| 61-90 | 12 | $23,733.11 |
| 91-180 | 14 | $48,822.39 |
| 181-270 | 3 | $ 5,752.86 |
| 271-360 | 5 | $27,128.47 |
| >360 | 178 | $887,518.54 |
| TOTAL | 228 | $1,023,676.21 |

As of December 31, 2008, we had 56 loans, with an aggregate principal amount of $425,198 which were classified as more than 90 days past due. Of this amount, 47 loans with an aggregate principal amount of $403,476.12, or approximately 84% of the number of loans, were providing partial payments that were less than the original scheduled monthly payment.

As of December 31, 2009, we had 162 loans, with an aggregate principal amount of $839,371 which were classified as more than 90 days past due. Of this amount, 45 loans, with an aggregate principal amount of $217,292.32, or approximately 28% of the number of loans, were providing partial payments that were less than the original scheduled monthly payment.

As of December 31, 2010, we had 190 loans, with an aggregate principal amount of $972,903 which were classified as more than 90 days past due. Of this amount, 88 loans, with an aggregate principal amount of $290,016.73, or approximately 46 % of the number of loans, were providing partial payments that were less than the original scheduled monthly payment.

As of June 30, 2011, we had 200 loans, with an aggregate principal amount of $969,222 which were classified as more than 90 days past due. Of this amount, 55 loans, with an aggregate principal amount of $232,658, or approximately 27.5 % of the number of loans, were providing partial payments that were less than the original scheduled monthly payment.

Nonaccrual loans and loans past due 90 days still on accrual at June 30, 2011, were $610,490 and $358,731, respectively. Individually impaired loans at June 30, 2011 amounted to $646,664 and had a respective loan loss allowance allocation of $409,116. At June 30, 2011, the Company did not have any impaired loan without a specific loan loss allowance allocation. At June 30, 2011, the Company did not have any repossessed or foreclosed assets.

Nonaccrual loans and loans past due 90 days still on accrual at December 31, 2010, were $613,884 and $347,550, respectively. Individually impaired loans at December 31, 2010 amounted to $645,175 and had a respective loan loss allowance allocation of $409,116. At December 31, 2010, the Company did not have any impaired loan without a specific loan loss allowance allocation. At December 31, 2010, the Company did not have any repossessed or foreclosed assets.

Nonaccrual loans and loans past due 90 days still on accrual at December 31, 2009 were $96,033 and $743,338, respectively. Individually impaired loans at December 31, 2009 amounted to $247,550 and had a respective loan loss allowance allocation of $241,941.

Nonaccrual loans and loans past due 90 days still on accrual at December 31, 2008 were $239,927 and $185,272, respectively.

**Marketing**

We run a multiple level marketing campaign using several different mediums to target and attract potential clients.

**Radio:** We use radio advertisements to contact and solicit our clients to use our services. This is one of the most effective ways of marketing within the region where we operate, as many people have radios and use them as a primary source of entertainment, due to the fact that there is no cost to listen to a radio broadcast. Our radio spots are aired in English and Spanish.

**Internet:** We operate a full service web site. In addition to marketing materials, our web site provides putative borrowers with interactive features, enabling them to estimate their loan payments.

**Print media:** We distribute flyers which advertise our product as well as use local newspapers to print full page color ads to promote our company and the specials that we may be having for the holidays.

We intend to broaden our marketing campaign as our company grows through the entire region.

**Competition**

In South Florida, we face significant competition from private money lenders. These types of lenders, known as "loan sharks," are willing to make unsecured loans with virtually no conditions other than repayment, and in return charge their borrowers usurious interest rates.

**Governmental Regulations**

We are required to comply with Florida's usury law, which currently caps the amount of interest that we may charge to a borrower at 18% of the aggregate principal amount of the loan. We are also subject to federal laws applicable to credit transactions, including the Fair Credit Reporting Act, which governs the use and provision of information to credit reporting agencies and the Fair Debt Collection Act, which governs the manner in which consumer debts may be collected by collection agencies.

**Properties**

We currently lease two office locations in South Florida. Our main office is located at 1790 SW 22nd Street, Suite 201 and 203, Miami, Florida 33145 and we have a branch office location at 900 W 49th Street, Suite 312, Hialeah, Florida 33012. Our rent for our main office is $4,702 per month and the current lease expires on May 19, 2011. We intend to renew this lease although the terms of such renewal are not yet known. Our lease at the branch office is on a month-to-month basis and our rent is $426.36 per month.

**Profitability**

During fiscal 2009 our operating revenues were $419,118. Operating revenues include the following items from our Consolidated Statement of Operations: Total Interest Income, Commission Income and Other Income. During 2010, our operating revenues were $581,753. Our operating revenues increased by 38.8% from fiscal 2009 to fiscal 2010 due to the following factors:

- Better quality of disbursed loans;
- Growth in the loan portfolio as follows: during 2008, the average loan portfolio was $1,251,533, during 2009 it was $1,463,521, and during 2010 it was $1,490,939;
- Better quality of the overall loan process;
- Increased experience of our specialists (specifically in collection);
- Better performance in both, regular and judicial collection;

During the first six months of 2011, our operating revenues were $184,581, or the equivalent of 31.73% of 2010 operating revenues. Operating revenues during the first six months of 2011 were negatively influenced by a lower disbursement of new loans during this period and the decrease in the total portfolio of loans. Our net portfolio outstanding decreased 16% from $1,490,939 as of December 31, 2010 to $1,284,097 as of June 30, 2011 due to our inability to obtain necessary funding to satisfy the growing demand for microfinance during the economic downturn. The total amount of new loans during the first six months in 2011 was $474,535, or 29% of the amount of new loans made during the year ended December 31, 2010 of $1,654,727.

The salaries and related expenses paid to our employees of $696,709 in 2008 and $533,810 in 2009 exceeded our total interest and noninterest income for those years, and salaries and related expenses of $521,345 in 2010 were approximately 90% of our total interest and noninterest income in 2010. At June 30, 2011, these expenses were $233,435. We expect that salaries and related expenses paid to our employees, particularly our loan specialists, will continue to comprise a large portion of our expenses and a large percentage of our income because we believe that our success is dependent upon the productivity and success of our loan specialists.

Our operating expenses increased from approximately $1,045,000 in 2008 to $1,070,252 in 2009 due to an increase in the loan loss reserve. Our operating expenses decreased from $1,070,252 in 2009 to $1,046,188 in 2010 due to a decrease in the number of specialists. In the first six months of 2011, operating expenses were $520,886. Management expects that this decrease in expenses will continue through the second half of 2011.

We incurred a net loss of approximately $651,134 and $464,435 for the year ended December 31, 2009 and 2010, respectively. During the first six months in 2011, we incurred a net loss of $336,305. We expect to continue to incur net losses in the near future until our loan portfolio generates sufficient interest revenue to fund our fixed expenses. Until we are profitable, we expect to fund any net losses with additional capital contributions from our members and short-term loans provided by our officers, family members of our officers and certain of our equity investors. As of June 30, 2011, the principle amount of these short-term loans outstanding was $1,142,873. We have historically renewed these loans and intend to continue to renew such loans at their maturity for the foreseeable future. We received instructions as of September 15, 2011 from the lenders advising us to renew their loans at maturity as follows: 86.27% of them advised us to renew the loans for three years; 7.83% of them advised us to renew yearly and the remaining 5.9% advised us to renew the loans quarterly. As a result, loans in the aggregate principal amount of $67,373 will renew every 90 days, loans in the aggregate principal amount of $89,504 will renew yearly and loans in the aggregate principal amount of $985,996 will renew every three years.

In order to improve our liquidity position, as discussed above under "Defaults; Collection Activities," in the fourth quarter of 2009, we implemented initiatives designed to improve our collections process in order to reduce our past-due loans and increase our cash flow. In addition, we have been proactive in seeking new funding sources, including the offering of the Certificates, and actively managing costs and expenses. However, these actions have not yet improved our liquidity position, and we cannot assure you that these actions will remedy the material deficiency in our liquidity position in the future.

## USE OF PROCEEDS

The proceeds from the sale of the Certificates offered hereby will be used to fund additional microloans. Assuming that we issue the maximum amount of Certificates, we estimate that the net proceeds from the sale of the Certificates will be approximately $5,000,000, which will be used as follows:

| | Amount | Percentage of Maximum Offering |
|---|---|---|
| Total Proceeds | $5,000,000 | 100% |
| Less: Offering Expenses | | |
| Commission and Finders Fees | 0 | |
| Legal and Accounting | 0 | |
| Printing and Advertising | 0 | |
| Net Proceeds from Offering | $5,000,000 | 100% |
| | | |
| Use of Net Proceeds | | |
| Micro Loans | $5,000,000 | 100% |

In the event we issue less than the maximum amount of Certificates, we will use any net proceeds from the sale to fund additional microloans.

The Company is paying directly for the costs of the Offering; which are estimated to be approximately $60,000 and no portion of the proceeds from the Offering will be used for this purpose. The Company does not intend to use the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. The Company may temporarily invest proceeds in income producing securities, Treasury Bills of short maturities, before it disburses funds to make microloans.

## CAPITALIZATION

The following table sets forth the company's capitalization as of the most recent balance sheet date.

| | June 30, 2011 | |
|---|---|---|
| | Actual | Pro Forma as Adjusted |
| **DEBT** | $ 1,142,873 | $ 6,142,873 |
| **OWNERS' EQUITY** | | |
| Equity interests | $ 609,424 | $ 609,424 |
| Total capitalization | $ 1,752,297 | $ 6,752,297 |

## DESCRIPTION OF CERTIFICATES

The following description is a summary of the material provisions of the Certificates. It does not restate the terms and material provisions of the Certificates in their entirety. We urge you to read the Certificates because they, and not this description, will define your rights as a holder of the Certificates. A copy of the proposed form of the Certificates is available to you upon request.

### Brief description of the Certificates

The Certificates will be our unsecured obligations and will:

- rank equally with all of our existing and future indebtedness;
- rank senior to all of our future subordinated indebtedness, if any;
- be effectively subordinated to all of our and our subsidiaries' existing and future secured obligations to the extent of the value of the assets securing such obligations; and
- be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

### Principal, maturity and interest

The Certificates will be issued in the minimum amount of $1,000, and in multiples of $100 for any amount greater than $1,000. The Certificates will be offered in maturities of 6 to 18 months from the date issued, with a fixed interest rate depending on the term. The Company will typically issue Certificates on the same or next day, after deposit by the Company of the subscriber's payment check and the check is collected by the Company's bank.

The interest rate for each Certificate will be based on the formula set forth below and varies according to the term of the Certificate. The minimum and the maximum fixed interest rates which are offered will change from time to time in response to changes in the current T Bill yield data obtained from the Federal Reserve Board, or a similar credible source. The interest rates for new Certificates are set on the first Monday of each month at the start of business based on the T Bill yields that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the first Monday of the next month. Interest is calculated and accrues daily based upon a 30-day month and a 360-day year. To determine the current rates, prospective investors in the Certificates should call the Company at (305) 854-8113, or consult the web page www.ourmicrolending.com.

The interest rate for each Certificate is based on the following formula and varies according to the term of the Certificate as follows:

6 Months Certificate Rate = 6 Months T Bill plus 5.75%.
9 Months Certificate Rate = 6 Months T Bill plus 6.25%.
12 Months Certificate Rate = 1 Year T Bill plus 7.75%.
15 Months Certificate Rate = 1 Year T Bill plus 8.25%.
18 Months Certificate Rate = 1 Year T Bill plus 9.00%.

"T Bill" is defined as the "Constant Maturity Treasury Bill Monthly Average Yield". The source of T Bill yield data will be the Federal Reserve or a similar credible source.

We will pay interest on Certificates quarterly, semi-annually or at maturity, at the holder's option.

For Example, if you invested $ 1,000 on October 3, 2011:

1) the T-Bill rate that would be used would be the rate posted by the Federal Reserve on Monday, October 3, 2011;
2) the total interest rate that you would receive would be based on the term that you selected as set forth below; and
3) your interest payments would be paid either at maturity, for loans of 12 months or less, or annually for loans of 15 months or 18 months as set forth below.

| Term | T-bill | Spread | Total Interest Rate | Interest Payments and Payment Date |
|---|---|---|---|---|
| **6** | 0.05 | 5.75 | 5.80 | $29.00 on 04/03/2011 |
| **9** | 0.05 | 6.25 | 6.30 | $47.25 on 07/03/2012 |
| **12** | 0.11 | 7.75 | 7.86 | $78.60 on 10/03/2012 |
| **15** | 0.11 | 8.25 | 8.36 | $83.60 on 10/03/2012 and $20.90 on 01/03/2013 |
| **18** | 0.11 | 9.00 | 9.11 | $91.10 on 10/03/2012 and $45.55 on 04/03/2013 |

If you invested $1,000, then interest would be payable, calculated on the higher principal amount, on the dates set forth above or, at your option, quarterly on each of January 3, April 3, July 3 and October 3 until maturity.

**Optional prepayment**

The Certificates may be prepaid in whole or in part at any time prior to their respective maturity dates without premium or penalty.

**Events of default**

The Certificates provide that each of the following constitutes an "Event of Default" with respect to the Certificates:

(a) our failure to make a payment when due under the Certificates (i) of any interest payment within five (5) business days of when the interest payment is due, or (ii) of the entire outstanding balance of principal and interest on the maturity date; or

(b) if we voluntarily file a petition under the Federal Bankruptcy Code, or under any similar or successor Federal statute relating to bankruptcy, insolvency arrangements, or reorganizations; or if we fail to obtain a vacation or stay of involuntary proceedings brought for the reorganization, dissolution or liquidation of us; or if we are adjudged a bankrupt, or upon our dissolution, business failure or discontinuance as a going concern business; or if a trustee or receiver shall be appointed for us or for our property; or if there is an attachment, execution or other judicial seizure of any portion of our assets, and such seizure is not discharged within ten (10) days.

If any Event of Default occurs and is continuing, at the option of the holders, the entire outstanding principal balance due under the Certificates and all accrued and unpaid interest on the Certificates will become immediately due and payable by us without further action or notice at the option of the holders.

**Form of Certificates**

All Certificates will be issued in fully registered form. The Company is entitled to treat the registered holder shown on its records as the owner of the Certificate for all purposes. Ownership of a Certificate may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Certificates so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

**Payment or Rollover at Maturity**

The Certificates will be subject to automatic rollover. Fifteen days before the maturity date of the Certificate, the Company will send a notice to the holder by first class mail at the holder's address that the Certificate is going to mature and request whether the holder wishes to let the Certificate rollover, or to be repaid. Unless the holder notifies the Company within ten business days prior to the maturity date that it does not wish to let the Certificate rollover and presents the Certificate for payment, or the Company otherwise elects to repay the Certificate, the Certificate will be automatically rolled-over at maturity into a new Certificate at the interest rate then being offered by the Company based on the same term as the original Certificate. The holder may elect to roll-over all, or a portion of, the Certificates it owns. To determine the interest rate applicable to the rolled-over Certificate, holders should call the Company at (305) 854-8113, or consult the web page www.ourmicrolending.com. The rolled-over Certificate will bear interest at the then current interest rate for newly issued Certificates, based on the formula described above, the maturity date will be extended for an additional term of identical length as the original Certificate, and the frequency of interest payments will be identical to the frequency of the original Certificate.

Due to automatic rollover, investors will not receive payment of principal at maturity or subsequent payment dates unless the investor complies with the procedures for notification and delivery of Certificates. In order to receive payment of principal upon maturity, the holder must notify the Company by the Certificate's maturity date that it elects not to let the Certificate rollover and it must present the Certificate to the Company for payment. Notification and delivery of the Certificate must be made to the Company's office located at 1790 SW 22nd Street, Suite 201, Miami, Florida 33145, attention: Investor Services, or by facsimile at (305) 854-8115, by the Certificate's maturity date. In order to be effective, such notification must be received at the Company's office, or by facsimile, by the maturity date. If the Company does not receive the notification by such time, the Certificates will be rolled-over.

For example, if your original Certificate had a term of 15 months and you elected to be paid interest quarterly, the rolled-over Certificate would also have a term of 15 months, interest would be paid quarterly and the interest rate would be based on the above formula for new Certificates with a term of 15 months. If you have any questions regarding the roll-over of Certificates, please call: Investor Services at (305) 854-8113.

**Lost, Stolen or Destroyed Certificates: Issuance of New Certificates**

If a holder loses his or her Certificate, or the Certificate is stolen or destroyed, the Company will issue a new Certificate in the place of the lost, stolen or destroyed Certificate if the holder gives the Company a bond sufficient to indemnify the Company against any claim that may be made against it on account of the alleged loss, theft or destruction of any Certificate or the issuance of a new Certificate.

**Lack of Public Market**

There is no public market for the Certificates, and none is expected to develop for their purchase and sale.

**Financial information provided to investors**

Beginning with the 2011 fiscal year end, in addition to the financial information provided in this Offering Circular, the Company will provide a copy of its Financial Statements to all holders of Certificates within 90 days after the end of each fiscal year.

## PLAN OF DISTRIBUTION

The Company is offering the Certificates directly to investors, without an underwriter or selling agent. The Certificates will be sold by the Company's officers, including Emilio M. Santandreu, on an ongoing and continuous basis, with no minimum amount to be sold and, therefore, there is no arrangement for the return of funds to subscribers if all, or a minimum number of the Certificates are not sold. The officers who will be offering the Certificates are not deemed to be brokers under Rule 3a4-1 of the Securities Exchange Act of 1934, as amended. In accordance with the provisions of Rule 3a4-1(a), officers who sell Certificates will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and comply with certain specified limitations when responding to inquiries from, potential purchasers.

Management maintains the right to retain outside professionals, including placement agents, in the event the efforts of our officers are unsuccessful. Disclosure of any fees to be paid to outside professionals or consultants will be disclosed at the time any such placement arrangement arises, if at all.

Once the Offering is qualified by the Commission and target registration states, we are permitted to generally solicit investors who reside in those states by use of various advertising mediums, such as print, radio, TV, and the Internet. We plan to primarily use the Internet through a variety of existing Internet advertising mechanisms, such as adwords and search engine optimization (e.g., placement on Yahoo and Google). As a result, it is anticipated that Internet traffic will arrive at a section of our website where prospective investors, who must register on our website and live in jurisdictions where the Certificates are permitted to be offered and sold, can find additional information regarding the Offering and may initiate a purchase of the Certificates in compliance with the Subscription Agreement.

## DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

Our operating agreement provides that, subject to the approval of our owners, profits shall be distributed to our owners on an annual basis. No distributions were made to our owners in 2008, 2009 or 2010. At this time, we do not anticipate making any distributions in 2011.

## EXECUTIVE OFFICERS AND MANAGING MEMBER

The following list names each person who serves as an executive officer or Managing Member of the Company.

| Name | Age | Position |
|---|---|---|
| Emilio M. Santandreu | 59 | President, Chief Executive Officer, Chief Financial Officer and Managing Member |
| Joanne Cubillan | 32 | Accounting and Financial Manager |
| Mariel Santandreu | 31 | Organizational Development Manager |
| Elieser Gonzalez | 33 | Chief Operating Officer |
| William Mateo | 37 | Vice President of Business Development |

*Emilio M. Santandreu* has served as our President, Chief Executive Officer, Chief Financial Officer and Managing Member since he co-founded the Company in October 2007. From 2004 to 2007, Mr. Santandreu served as Chief Executive Officer of BDM, a microfinance company that he founded in Venezuela. Mr. Santandreu has also served as chief executive officer for several other financial and insurance companies in Venezuela, including C.A. Seguros la Occidental (2001-2004), Sanitas Venezuela, S.A. (1998-2001) and Consalud 800 (1993-1998). Mr.

Santandreu holds an undergraduate degree in Industrial Engineering from Universidad Católica Andres Bello and a master's degree in Business Administration from IESA Caracas.

*Joanne Cubillan* has served as our Accounting and Financial Manager since August 2010. Ms. Cubillan has experience as administrative and financial manager. Prior to joining us, Ms. Cubillan worked in Venezuela for Petróleos de Venezuela S.A. between 2001 and 2003, as a junior financial officer. In the United States, Ms. Cubillan served as comptroller of Globaltek, a company that markets and distributes office equipment parts and supplies, from 2005 to 2010. Ms. Cubillan holds a master's degree in Business Administration and an undergraduate degree in Accounting from Universidad del Zulia.

*Mariel Santandreu* has served as our Organizational Development Manager since the Company's inception in October 2007. Ms. Santandreu was directly involved in the establishment of the Company and BDM, and has worked in the microfinance industry for over eight years. From 2004 to 2007 Ms. Santandreu served as Organizational Development Manager of BDM. Ms. Santandreu holds an undergraduate degree in Production Engineering and a degree as Specialist in International Business from Universidad Metropolitana in Caracas and a master's degree in Business Administration from Instituto de Empresa in Spain. Ms. Santandreu was Summa Cum Laude in all degrees.

*Elieser Gonzalez* has served as our Operations and Systems Manager since the Company's inception in October 2007 and currently serves as our Chief Operating Officer. Mr. Gonzalez has experience managing systems and software used in the microfinance industry. From 2002 to 2007, Mr. Gonzalez worked in Venezuela as a sales manager in BVPA Telecomunicaciones, C.A., a major telecommunications Company, located in Barquisimeto. Mr. Gonzalez has a degree in Computer Engineering from Universidad Yacambu in Barquisimeto. As Operations and Systems Manager, he assists with data analysis and technological development and support.

*William Mateo* has served as our VP of Business Development since April, 2011. Prior to joining the Company, Mr. Mateo served as Regional Program Director for ACCION USA-Miami, which is the largest Microfinance institution operating in the United States. Mr. Mateo worked for the ACCION USA network for 13 years where he held various position, including Team Leader (1999- 2003), Sr. Business Development Officer (2003-2006), and most recently as Regional Program Director at ACCION USA (2003-2011). Mr. Mateo completed his Bachelor's Degree in Business Administration from The New York Institute of Technology.

## PRINCIPAL STOCKHOLDERS

The following table sets forth information as of June 30, 2011, with respect to the beneficial ownership of our equity interests, which are the only class of equity securities we have issued and outstanding, by (i) each person known by us to be the beneficial owner of more than 10% of our outstanding equity interests, and (ii) our executive officers and Managing Member as a group:

| Name and Address of Member | Percentage of Membership Interests Held |
|---|---|
| Emilio M. Santandreu<br>c/o Our MicroLending, LLC<br>1790 SW 22nd Street, Suite 201<br>Miami, Florida 33145 | 39.055% |
| All Executive Officers and Managing Member as a group (four persons) | 60.945% |

## MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

Mr. Emilio M. Santandreu, our President and Chief Executive Officer and Managing Member, is the father of Ms. Mariel Santandreu, our Organizational Development Manager. There are no other family relationships between officers, our Managing Member and beneficial owners of more than 10% of our outstanding equity interests.

During the past two years and until June 30, 2011, we have received loans from Mr. Santandreu, directly ($242,000), and through a related company ($413,000), in the aggregate principal amount of $655,000. On August 31, 2011 Mr. Santandreu instructed the Company to apply $232,267 of the $242,000 owed to him by the Company, and recorded in loans payable as of June 30, 2011, against the amount due from members. This reduced the balance of the amount due from members and loans payable by $232,267 as of August 31, 2011. At the same time, he instructed the Company to renew the remaining balance and all the loans owed to him and his related company for three years. These loans bear interest at the rate of 8% and mature on August 31, 2014. We have also received loans from family members of Mr. Santandreu, members and persons, or entities related to the members, in the aggregate principal amount of $487,873. These loans have terms of 90 or 360 days and bear interest at the rate of 6% to 8%. These loans that have matured prior to the date of this Offering Circular have been rolled-over and have the same terms as the original loans. We received instructions as of September 15, 2011 from the lenders of the remaining loans instructing us to renew their loans at maturity as follows: 86.27% of them instructed us to renew the loans for three years; 7.83% of them instructed us to renew yearly and the remaining 5.9% instructed us to renew the loans quarterly. As a result, loans in the aggregate principal amount of $67,373 will be renewed every 90 days, loans in the aggregate principal amount of $89,50 will be renewed yearly and loans in the aggregate principal amount of $985,996 were renewed for three years.

In December 2010, we received loans from Elieser Gonzalez, our Chief Operating Officer, in the aggregate principal amount of $76,000. As of June 30, 2011, these loans had a balance of $26,000 and $36.873. The first one bears interest at the rate of 8% and matures on December 26, 2011, and the second bears interest at the of 6% with a term of 90 days.

Other than the capital contributions from our equity owners and loans from Mr. Santandreu, his family members, and Mr. Gonzalez described above, we are not doing business with any of our officers, our Managing Member, key personnel or 10% owners of our outstanding equity interests or any of their relatives. We do not have any employment agreements with any of our employees or officers. The following table sets forth the remuneration for each of our executive officers and key personnel and our Managing Member, as a group, for the past fiscal year:

| Name | Title | Cash |
|---|---|---|
| Emilio M. Santandreu | President, Chief Executive Officer, Chief Financial Officer, and Managing Member | $120,000 |
| Joanne Cubillan | Accounting and Financial Manager | $36,000 |
| Mariel Santandreu | Organizational Development Manager | $54,000 |
| Elieser Gonzalez | Chief Operating Officer | $57,600 |
| William Mateo | Vice President of Business Development | * |
| | **Total:** | $267,600 |

*Mr. Mateo joined the Company in April, 2011 and received no compensation in the fiscal year ended December 31, 2010.

## LITIGATION

Other than routine collection activities in respect of defaulting clients we are not engaged in, nor are we aware of any pending, litigation.

## MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the Certificates. The summary is based on the Code, and Treasury regulations, rulings and judicial decisions as of the date hereof, all of which may be repealed, revoked or modified with possible retroactive effect. This summary applies to you only if you acquire the Certificates for cash in this Offering at the initial offering price and hold the Certificates as capital assets within the meaning of Section 1221 of the Code. This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be important to you in light of your particular circumstances, and it does not address state, local, foreign, alternative minimum or non-income tax considerations that may be applicable to you. Further, this summary does not deal with holders that may be subject to special tax rules, including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, U.S. Holders (as described below) whose functional currency is not the U.S. dollar, certain U.S. expatriates or holders who hold the

Certificates as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction or other integrated transaction for U.S. federal income tax purposes. You should consult your own tax advisor as to the particular tax consequences to you of acquiring, holding or disposing of the Certificates.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of a Certificate that, for U.S. federal income tax purposes, is: (a) an individual citizen or resident of the United States; (b) a corporation (or other business entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) such trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person, or (ii) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all substantial decisions of the trust.

For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of a Certificate that is neither a U.S. Holder nor a partnership or any entity or arrangement treated as a partnership for U.S. federal income tax purposes. If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Certificates, then the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership that holds Certificates or a partner in such a partnership, you should consult your own tax advisor as to the particular U.S. federal income tax consequences applicable to you.

**U.S. Holders**

***Interest***

We anticipate that the Certificates will not be issued with original issue discount for U.S. federal income tax purposes. In such case, if you are a U.S. Holder, interest on a Certificate will generally be taxable to you as ordinary interest income as it accrues or is received by you in accordance with your usual method of accounting for U.S. federal income tax purposes.

***Sale, Exchange or Other Taxable Dispositions of Certificates***

If you are a U.S. Holder, upon the sale, exchange, redemption, retirement or other taxable disposition of a Certificate, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of the cash and the fair market value of any property you receive on the sale or other taxable disposition (less an amount attributable to any accrued but unpaid interest, which will be taxable as ordinary interest income to the extent not previously taken into income), and (ii) your adjusted tax basis in the Certificate. Your adjusted tax basis in a Certificate will generally be equal to your cost for the Certificate, reduced by any principal payments you have previously received in respect of the Certificate. Such gain or loss will generally be treated as capital gain or loss and will be treated as long-term capital gain or loss if your holding period in the Certificate exceeds one year at the time of the disposition. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

***Backup Withholding and Information Reporting***

U.S. federal backup withholding may apply to payments on the Certificates and proceeds from the sale or other disposition of the Certificates if you are a non-corporate U.S. Holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the Internal Revenue Service (the "IRS").

A U.S. Holder will also be subject to information reporting with respect to payments on the Certificates and proceeds from the sale or other disposition of the Certificates, unless such U.S. Holder is an exempt recipient and appropriately establishes that exemption.

**Non-U.S. Holders**

***Interest***

Subject to the discussion of backup withholding and information reporting below, if you are a Non-U.S. Holder, payments of interest on the Certificates to you will not be subject to U.S. federal income tax (including branch profits or withholding tax), provided that:

- you do not, directly or indirectly, actually or constructively, own 10% or more of the voting power of the stock of Our MicroLending, LLC;
- you are not a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of your trade or business;
- you are not a controlled foreign corporation for U.S. federal income tax purposes that is, actually or constructively, related to us (as provided in the Code);
- the interest payments are not effectively connected with your conduct of a trade or business within the United States; and
- you meet certain certification requirements.

You will satisfy these certification requirements if you certify on IRS Form W-8BEN, or a substantially similar substitute form, under penalties of perjury, that you are not a United States person within the meaning of the Code, provide your name and address and file such form with the withholding agent. If you hold the Certificate through a foreign partnership or intermediary, you and the foreign partnership or intermediary must satisfy certification requirements of applicable Treasury regulations.

Even if the requirements listed above are not satisfied, you will be entitled to an exemption from or reduction in U.S. withholding tax provided that:

- You are entitled to an exemption from or reduction in withholding tax on interest under a tax treaty between the United States and your country of residence. To claim this exemption or reduction, you must generally complete IRS Form W-8BEN and claim this exemption or reduction on the form. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files; or
- The interest income on the Certificates is effectively connected with the conduct of your trade or business in the United States. To claim this exemption, you must complete IRS Form W-8ECI.

You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IIRS.

***Sale, Exchange or Other Taxable Dispositions of Certificates***

Subject to the discussion below regarding backup withholding and information reporting, if you are a Non-U.S. Holder, you will not be subject to U.S. federal income tax (including branch profits tax) on the gain you realize on any sale, exchange, redemption, retirement or other taxable disposition of a Certificate, unless:

- the gain is effectively connected with your conduct of a trade or business within the United States and, if required by an applicable treaty (and you comply with applicable certification and other requirements to claim treaty benefits), is generally attributable to a U.S. "permanent establishment";
- you are an individual and have been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

- a portion of the gain represents accrued but unpaid interest, in which case the U.S. federal income tax rules for interest would apply to such portion.

***U.S. Trade or Business***

If interest on a Certificate or gain from a disposition of the Certificates is effectively connected with your conduct of a U.S. trade or business, and, if required by an applicable treaty, you maintain a U.S. "permanent establishment" to which the interest or gain is attributable, you will generally be subject to U.S. federal income tax on the interest or gain on a net basis in the same manner as if you were a U.S. Holder. If you are a foreign corporation, you may also be subject to a branch profits tax of 30% of your effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless you qualify for a lower rate under an applicable income tax treaty.

***Backup Withholding and Information Reporting***

Under current U.S. federal income tax law, backup withholding and information reporting may apply to payments made by us (including our paying agents) to you in respect of the Certificates, unless you provide an IRS Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a Non-U.S. Holder or otherwise establish an exemption. We (or our paying agent) may, however, report payments of interest on the Certificates.

The gross proceeds from the disposition of your Certificates may be subject to information reporting and backup withholding tax at the applicable rate. If you sell your Certificates outside the United States through a foreign office of a foreign broker and the sales proceeds are paid to you outside the United States, then the backup withholding and information reporting requirements will generally not apply to that payment. However, information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your Certificates through the foreign office of a foreign broker that is, for U.S. federal income tax purposes:

- a United States person (within the meaning of the Code);
- a controlled foreign corporation;
- a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or
- a foreign partnership with certain connections to the United States;

unless such broker has in its records documentary evidence that you are not a United States person and certain other conditions are met, or you otherwise establish an exemption. In addition, backup withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that you are a United States person.

You should consult your own tax advisor regarding the application of information reporting and backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS.

**The U.S. federal tax discussion set forth above is included for general information only and may not be applicable depending on a holder's particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the beneficial ownership and disposition of the Certificates, including the tax consequences under state, local, foreign, and other tax laws and the possible effects of changes in U.S. federal and other tax laws.**

# FINANCIAL STATEMENTS

# OUR MICROLENDING LLC AND SUBSIDIARY

## FINANCIAL STATEMENTS

## JUNE 30, 2011

## (UNAUDITED)

# TABLE OF CONTENTS

**OUR MICROLENDING LLC AND SUBSIDIARY**
**CONSOLIDATED BALANCE SHEET**
**JUNE 30, 2011**
**(UNAUDITED)**

## ASSETS

| | |
|---|---|
| Cash and Cash Equivalents | $ 64,537 |
| Accrued Interest Receivables, Net | 92,725 |
| Due from Members | 312,977 |
| Other Current Assets | 69,626 |
| Loan Receivables, Net | 1,284,097 |
| PROPERTY AND EQUIPMENT, Net | 92,892 |
| OTHER ASSETS | |
| Deposits | 10,335 |
| Intangible Assets, Net | 0 |
| **TOTAL ASSETS** | **$ 1,927,189** |

## LIABILITIES AND MEMBERS' CAPITAL

### LIABILITIES

| | |
|---|---|
| Accounts payable | $ 8,145 |
| Guaranteed Deposits | 141,967 |
| Loans Payable | 1,142,873 |
| Accrued interest | 24,780 |
| Total Liabilities | 1,317,765 |

### MEMBERS' CAPITAL

| | |
|---|---|
| MEMBERS' CAPITAL | 609,424 |
| **TOTAL LIABILITIES AND MEMBERS' CAPITAL** | $ 1,927,189 |

**OUR MICROLENDING LLC AND SUBSIDIARY**
**CONSOLIDATED STATEMENT OF OPERATIONS**
**FOR THE SIX MONTH ENDED JUNE 30, 2011**
**(UNAUDITED)**

| | | |
|---|---|---|
| **REVENUE** | | |
| Commission Income | $ 44,281 | |
| Interest Income | 129,808 | |
| Other Income | 10,492 | |
| Total Income | | $ 184,581 |
| **OPERATING EXPENSES** | | |
| Amortization | 5,400 | |
| Advertising | 23,506 | |
| Bad Debt Expense | 64,527 | |
| Bank and Financing Charges | 4,327 | |
| Depreciation | 4,619 | |
| Interest | 43,321 | |
| Legal and Professional Fees | 71,765 | |
| Office Supplies & Expenses | 4,958 | |
| Rent | 30,776 | |
| Salaries and Related Expenses | 233,435 | |
| Telephone | 11,728 | |
| Other Operating Expenses | 22,524 | |
| Total Operating Expenses | | 520,886 |
| **NET LOSS** | | (336,305) |

**OUR MICROLENDING LLC AND SUBSIDIARY**
**CONSOLIDATED STATEMENTS OF**
**CHANGES IN MEMBERS' EQUITY**
**FOR THE SIX MONTH ENDED JUNE 30, 2011**
**(UNAUDITED)**

| | Membership Interest | Undistributed Losses | Total Members' Equity |
|---|---|---|---|
| **Balance – January 1st, 2011** | $2,900,000 | $(1,954,271) | $ 945,729 |
| Net loss | | (336,305) | (336,305) |
| **Balance – June 30, 2011** | $2,900,000 | $(2,290,576) | $ 609,424 |

**OUR MICROLENDING LLC AND SUBSIDIARY**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**FOR THE SIX MONTH ENDED JUNE 30, 2011**
**(UNAUDITED)**

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| **Net Loss** | **$ (336,305)** |
| Adjustments to reconcile net income to net | |
| Cash used in operating activities: | |
| Amortization | 5,400 |
| Bad Debt Expenses | 64,527 |
| Depreciation | 4,619 |
| Increase in: | |
| Accrued Interest Receivable | (38,479) |
| Other Current Assets | (6,410) |
| Intangible Assets | (5,400) |
| Accounts payable | (64,205) |
| Guaranteed Deposits | 3,357 |
| Accrued interest payable | 7,788 |
| **Net cash (used in) operating activities** | **(365,108)** |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Loans made to customers | (474,535) |
| Proceeds from loan payments | 659,939 |
| Acquisition of Property and Equipment | (36,828) |
| **Net cash provided by investing activities** | **148,576** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Proceeds from borrowings | 50,000 |
| Repayment of borrowings | (35,466) |
| Contributions of amount due from Members | 25,356 |
| **Net cash provided by financing activities** | **39,890** |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | **(176,642)** |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | **241,179** |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | **$ 64,537** |

**SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:**

| | |
|---|---|
| **Cash paid for interest** | **$ 35,533** |
| **Cash received from interest** | **$ 91,329** |

**SUPPLEMENTAL DISCLOSURE OF NON CASH FINANCING ACTIVITIES:**

| | |
|---|---|
| **Uncollected balance due from members (Note 5)** | **$ 312,977** |

## NOTE 1 – NATURE OF BUSINESS

OUR Microlending LLC, (the "Company") was organized on October 9, 2007 in the State of Florida. The Company intends to promote and help small business and minorities unattended by conventional banking by offering small business loans tailor-made to each client (microfinance) in South Florida. Microfinance Investment Company, LLC (a wholly owned subsidiary) was organized on July 11, 2008 in the State of Florida and is engaged in obtaining financing for OUR Microlending, LLC.

Our Microlending, LLC is a limited liability company in which ownership is documented in the form of membership not shares. The distribution of earnings to an LLC's members is governed through operating agreements and may not be in direct relation to a member's percentage of ownership. It is for this reason that no earnings per share (EPS) or similar calculations are included in the Consolidated Statement of Change in Members' Equity.

On November 16, 2010, the Company filed an application "Regulation A Offering Statement Under the Securities Act of 1933" for the purpose of issuing unregistered senior unsecured fixed-rate Investment Certificates ("the Certificates"). The Investment Certificates are to be issued in the minimum amount of $1,000 and have maturities ranging between 6 and 18 months. The Company intends to use the proceeds of these Investment Certificates as a source of funding for future customer loans. As of June 30, 2011 the application remains open and awaiting regulatory approval.

In the opinion of the Company's management, all adjustments (Including normal recurring adjustments) considered necessary to present fairly the unaudited consolidated financial statements have been made.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OUR Microlending, LLC and Subsidiary ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

The Company has chosen to aggregate certain smaller balance (less than $10,000) not deemed material throughout the financial statements for which detailed information is not provided unless specifically required under U.S. GAAP.

All specific accounting detail is available to the Company's members upon request.

### Method of Accounting

Accounting policies of the Company are on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

### Principles of Consolidation

The consolidated financial statements include the accounts of OUR Microlending LLC and Subsidiary. All significant intercompany transactions have been eliminated.

### Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity date of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Accrued Interest Receivable**

Accrued Interest Receivable is reported net of any allowances for probable losses.

**Loans Receivable**

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, and an allowance for loan losses.

The Company charges late fees between 5% and 10% for any loan that is not paid within 5 days after the due date. All payments received from the borrowers are first applied against any collection expense incurred by the Company, any late fee assessed to the borrower, outstanding interest and finally against the outstanding principal as documented in the borrowers' promissory note

Interest income is recognized and accrued on loans which are on an accrual status. Interest income is discontinued at the time the loan is 90 days delinquent unless the borrower is making partial payments. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans that are past due for more than 30 days are charged the highest interest rate permissible by law.

A loan is considered impaired when based on current events and information, it is probable that the Company will be unable to collect the scheduled principal or interest when due in accordance with the contractual terms of the loan agreement. Application of this policy by the Company entails the individual identification of loans that are considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Interest on impaired loans continues to accrue and is recognized as earned so long as the borrower is not past due greater than 90 days or based on management's assessment has demonstrated the potential and willingness to fully repay the obligation. Impaired loans that do not meet these criteria are considered nonaccrual and account for as such.

**Allowance for Loan Losses and Accrued Interest Receivable**

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

**Allowances for Loan Losses and Accrued Interest Receivable (Continued)**

The allowance for loan losses consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Company reviews the specific allowance for loan losses component of each impaired loan on a quarterly basis and more frequently if additional information obtained that would indicate any further weakening of the Company's ability to collect on the debt.

Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective rate at inception.

Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

At the same time and following the same methodology the Company also evaluates the collectability of the accrued interest receivable in order to estimate probable losses on the accrued interest receivable.

At each balance sheet date the total increase on these allowances is charged to bad debt expense in the consolidated statements of operations and of cash flows.

**Property and Equipment**

Property and equipment are recorded at cost. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are expensed as incurred. The Company depreciates all property and equipment by use of the straight-line method over the estimated useful lives of the assets ranging from three to five years.

**Guaranteed Deposits**

As a condition of each credit the customer is required to provide to the Company a cash deposit. These deposits are held by the Company for the purpose of guarantying payment shortfalls throughout the life of the loan, be it late fees, interest, principal, or any other charges against the borrower. They typically range between 5% and 10% of the original note.

Guaranteed deposits when collected are retained directly from the loan proceeds of the respective credit. These deposits are noninterest earning and are used to offset any pending fees at the maturity of the credit. The deposit is refunded to the customer upon receipt of the final loan payment.

These deposits are recorded on the balance sheet as liabilities under the caption "Guaranteed Deposits."

**Loans Payable**

The Company has borrowed funds from its Members and persons and/or entities related with the Members for the purpose of financing growth. These loans are carried at interest rates ranging from 6% to 8% and terms ranging from 90 and 360 days. Historically the majority of these loans have been renewed at maturity under the same or new terms agreed to between the Company and the lender.

**Revenue Recognition**

*Commission Income-* The Company collects loan fees that range up to 6% from borrowers to recover costs incurred in the process of developing each credit. These fees are recorded as commission income and are typically exceeded by their costs which are also recorded as incurred. Commission fees are only collected if credit is granted. The Company incurs and records the processing expenses regardless of whether the loan is funded or not. Management has determined that the effect of recognizing loan fees as revenue is not materially different from the result that would have been obtained had the loan fees net of cost been amortized. Accordingly all commission income is recorded at the settlement date of each loan and does not differ materially with FASB Codification ASC 310-20.

*Interest income-* is recognized on the interest method and based on the principal balance. Interest income is recognized as accrued at the borrowers' stated rate. Interest income also includes interest accrued on loans past due greater than 30 days at the highest rate permissible by law.

*Other Income-* comes from occasionally operations no directly related with microcredits such as treasury, factoring or merchant cash advance loans.

**Advertising Costs**

The Company expenses advertising costs as incurred.

**Income Taxes**

The financial statements include only those assets, liabilities and results of operations which relates to the business of OUR Microlending LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

The Company will file its income tax return on the Cash basis as a Partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provisions are made for income taxes in the financial statements.

The term of the Company is for thirty years by state statute, terminating in July 2037, unless terminated earlier. The term may be extended by amendment of the operating agreement.

As a limited liability company, each member's liability is limited to amounts in their respective member accounts.

**Fair Value of Financial Instruments**

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Because all financial instruments held by the Company have original maturities of less than 12 months, it is the Company's position that their current book value is the best measure of their current fair value.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

### Adoption of New Accounting Standards

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 early adoption for periods ending after March 15, 2009. This guidance did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued guidance which requires the effects of events that occur subsequent to the balance-sheet date be evaluated through the date the financial statements are either issued or available to be issued. Companies should disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). Companies are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but requires information about those events to be disclosed if the financial statements would otherwise be misleading. This guidance was effective for interim and annual financial periods ending after June 15, 2009 with prospective application.

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification TM (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

## NOTE 3 – ACCRUED INTEREST RECEIVABLE

Accrued Interest Receivables on performing loans for period ended June 30, 2011 totaled $136,814 and had a respective allowance for account receivable losses of $44,089.

Activity in the allowance for accrued Interest Receivable losses was as follows:

| | |
|---|---|
| Beginning balance | $ - |
| Provision for Accrued Interest Receivable losses | 44,089 |
| Ending balance | $ 44,089 |

## NOTE 4 – LOAN RECEIVABLES

Loan receivables are comprised of approximately 341 micro financing loans with individual outstanding balances ranging from $500 to $25,000 with an average balance of approximately $5,250. These loans typically carry stated interest rates of 18% and have terms of less than ten months. In most cases the loans are secured, or partially secured, by some form of collateral and each is personally guaranteed by the owners of the business. Each loan is specifically customized to the needs of the small and/or minority business and therefore, the terms of each loan receivable vary. At June 30, 2011 loans receivable totaled $1,801,149 and had a respective loan loss allowance of $517,052.

Activity in the allowance for loan losses was as follows:

| | | |
|---|---|---|
| Beginning balance | $ | 496,614 |
| Provision for loan losses | | 20,438 |
| Loans charged-off | | - |
| Recoveries | | - |
| Ending balance | $ | 517,052 |

At June 30, 2011, there were no loans collateralized by cash, stand-by letters of credit or listed stocks.

Nonaccrual loans and loans past due 90 days still on accrual at June 30' 2011, were $610,490 and $ 358,731 respectively. Interest income that would have been recorded if the nonaccrual loans had been current in accordance with their original terms and had been outstanding throughout the period is $14,736. The Company did not hold any refinanced or modified loans as of June 30, 2011.

Individually impaired loans at June 30, 2011 amounted to $646,664 and had a respective loan loss allowance allocation of $409,116. At June 30, 2011 the Company did not have any impaired loan without a specific loan loss allowance allocation. During 2011, the average recorded investment in impaired loans was approximately $645,919 and interest earned was approximately $3,790 of which $423 were recorded on cash basis.

At June 30, 2011 the Company did not have any repossessed or foreclosed assets.

The table below shows the aging of the total gross loans at June 30, 2011, the Specific and General Allowance for Loan Losses, and for each past due bracket the quantification, number and amounts, of the loan receivables originated since beginning operations in 2008.

| As of June 30 2011 | | | Loan Loss Allowance | | Loans Net Principal Amount | Number of Loans by Originated Year | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Past Due | Gross Principal Amount of Loans | Number of Loans | Specific Allowance | General Allowance | | 2008 | 2009 | 2010 | 2011 | Total |
| 0-30 | $ 777,472.96 | 125 | | | | | | 59 | 66 | 125 |
| 31-60 | $ 30,720.84 | 16 | $ - | | | | | 13 | 3 | 16 |
| 61-90 | $ 23,733.11 | 12 | $ - | | | | | 11 | 1 | 12 |
| 91-180 | $ 48,822.38 | 14 | $ 2,742.90 | | | | | 11 | 3 | 14 |
| 181-270 | $ 5,752.86 | 3 | $ - | | | | | 3 | | 3 |
| 271-360 | $ 27,128.47 | 5 | $ - | | | | | 5 | | 5 |
| 361-720 | $ 648,063.82 | 153 | $ 212,496.65 | | | 60 | 43 | 50 | | 153 |
| >720 | $ 239,454.72 | 25 | $ 193,876.18 | | | 23 | 2 | | | 25 |
| Grand Total | $ 1,801,149.16 | 353 | $ 409,115.73 | $ 107,936.00 | $ 1,284,097.43 | 83 | 45 | 152 | 73 | 353 |

## NOTE 5 – DUE FROM MEMBERS

On July 2010 members of the Company agreed to an additional $650,000 capital contribution, to be funded at various periods. As of June 30, 2011, members have provided $337,023 of which a remaining balance of $312,977 remains outstanding. The Company anticipates that all outstanding balances will be received by August 31, 2011.

## NOTE 6 - PROPERTY AND EQUIPMENT

The company has purchased a new core accounting system and is in the process implementation and conversion. All expenses associated with this new core system have been capitalized and will be depreciated as a single asset once the system is complete and in production. As of June 30, 2011 capitalized expenses related to the new system amounted to $ 67,088.

Property and equipment at June 30, 2011 consist of the following:

| | |
|---|---|
| Equipment | $ 48,892 |
| Furniture | 2,825 |
| Fixed Assets in Process | 67,088 |
| Total property and equipment | 118,805 |
| Less: Accumulated depreciation | (25,913) |
| Property and equipment, net | $ 92,892 |

## NOTE 7 – INTANGIBLE ASSETS

Intangible assets are amortized with finite lives on a straight-line basis over their estimated useful lives. Trademarks/H1B Fees are amortized over 3 years. Intangible assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable. No impairment was recorded at June 30, 2011.

At June 30, 2011, the gross carrying amount and accumulated amortization of intangible assets subject to amortization are as follows:

| | Gross Assets | Additions | Deletions | Ending |
|---|---|---|---|---|
| Trademarks | $ 18,599 | $ - | $ - | $ 18,599 |
| HIB Fees | 6,000 | | - | 6,000 |
| Sub-total | 24,599 | - | | 24,599 |
| Accumulated Amortization | (19,199) | (5,400) | | (24,599) |
| Net | $ 5,400 | $ (5,400) | $ - | $ - |

## NOTE 8 - RELATED PARTY TRANSACTIONS

### Member Contributions

During the third quarter ended September 30, 2010, the Members agreed to a capital contribution of $650,000, as of June 30, 2011 a balance of $312,977 remains outstanding and due from members. (See note 5)

### Loans Payable

The Company has 20 individual loans totaling $1,142,873 due to members of the Company, their relatives or related entities. The loans have outstanding balances ranging from $2,000 to $413,000 at terms ranging from 90 to 360 days. These loans call for interest rates between 6% and 8%, depending on the length of term. The borrowings are unsecured and have no restrictive covenants. At June 30, 2011, the largest individuals' loan to a particular member and related entities totaled to approximately $655,000. Loans payable at June 30, 2011 are recorded based on the original terms or terms based upon renewal agreements agreed to between the Company and the lender. The following table illustrates the loans payable stratification:

### Loan Payable (Continued)

| Amount | Term | Number | Avg. Rate | New/Renewed | Total |
|---|---|---|---|---|---|
| $0 to $50,000 | 90 Days | 6 | 6.0% | 6 R | $ 122,773 |
| | 360 Days | 9 | 8.0% | 9 R | $ 183,282 |
| $50,001 to $100,000 | 360 Days | 3 | 8.0% | 3 R | $ 181,818 |
| Over $100,000 | 360 Days | 2 | 8.0% | 2 R | $ 655,000 |
| | | | | | $ 1,142,873 |

## NOTE 9 - GUARANTEED DEPOSITS

Activity in Customer Deposits was as follows

| | |
|---|---|
| Beginning Guaranteed Deposit balance | $ 138,610 |
| New deposits | 35,340 |
| Less: Deposits returned to customer | (17,126) |
| Less: Deposits applied to satisfy deficiencies | (14,857) |
| Ending Guaranteed Deposit balance | $ 141,967 |

## NOTE 10 – COMMISSION INCOME

Commission income is composed of loan origination fees and late fees collected on past due loans. For the six months ended June 30, 2011, commission fees of $44,281 reported in the statement of operations represent origination fees totaling $23,427 and late fees totaling $20,854.

The originations fees are exceeded by the direct cost incurred in the process of developing each credit. These costs are recorded as part of the total operating expenses of the company.

## NOTE 11 – INTEREST INCOME

Interest income contains interest earned on the borrowers' stated rate as well as the interest collected on past due loans that has been accelerated to the highest rate permissible by law. For the six months ended June 30, 2011, the interest income accrued on performing loans was $96,627, while the interest accrued at the higher penalized interest rates amounted to $33,180.

## NOTE 12 – OTHER INCOME

Other Income is earned from operations not directly related with microcredits such as treasury; factoring or merchant cash advance loans and totaled $10,492 for the six months ended June 30, 2011.

## NOTE 13 – COMMITMENTS

**Leases**

The Company leases its office facility and certain office equipment under non-cancelable operating leases expiring through November 2013. Rent expense under the leases was $50,606 for the year ended December 31, 2010.

The future minimum obligations under this lease are as follows:

| Year ending December 31, | | |
|---|---|---|
| 2011 | $ | 52,963 |
| 2012 | | 55,612 |
| 2013 | | 53,304 |
| | $ | 161,879 |

## NOTE 14 - OPERATIONAL CONSIDERATIONS

As indicated in the accompanying financial statements, the Company incurred a net loss of approximately $336,305 for the six month ended June 30, 2011. The majority of that amount was attributable to the down-turn in market conditions in the credit industry in Florida and the Company's inability to obtain necessary funding to satisfy the growing demand of microfinance during the economic down-turn in Florida. The Company implemented a corrective action plan and contracted external consultants during the third quarter of the year in order to look to obtaining additional funding. In addition, Management of the Company addressed operational issues to improve profitability.

In light of the current market conditions in the Company's industry in Florida, the Company has been proactive in seeking new funding sources and actively managing costs and expenses. Management and the Board of Directors continuously monitor the Company's financial position and performance to ensure that the Company is positioned to continue serving the Florida market. The different strategies and initiatives that the Company instituted during the third quarter ended December 31, 2010 provides the opportunity for the Company to improve its operational results and liquidity, yet those actions have not yet produced noticeable effects on the Company's profitability.

On November 16, 2010, the Company filed an application "Regulation A Offering Statement Under the Securities Act of 1933" for the purpose of issuing unsecured investment Certificates ("the Certificates"). The Certificates are to be issued in the minimum amount of $1,000 and have maturities ranging between 6 and 18 months. The Company intends to use the proceeds of these Certificates as a source of funding for future customer loans. As of the date of these reissued financial statements, the application has not been approved, and as such, has not been able to issue the Certificates.

**NOTE 15 - FAIR VALUES**

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based anticipated cash flows. These types of loans are typically not traded on open markets and require management assumption to determine recoverability. Such assumptions are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Assets measured at fair value on a non-recurring basis are summarized below:

| | | Fair Value Measurements at June 30, 2011 Using: | | |
|---|---|---|---|---|
| | Carrying Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Impaired loans | $ 237,548 | $ - | $ - | $ 237,548 |

| **June 30, 2011** | **Carrying Amount** | **Fair Value** |
|---|---|---|
| Financial assets | | |
| Cash and cash equivalent | $ 64,537 | $ 64,537 |
| Loans, net | 1,284,097 | 1,284,097 |
| Accrued Interest Receivable | 92,725 | 92,725 |
| Financial liabilities | | |
| Borrowings | 1,142,873 | 1,142,873 |
| Accrued interest payable | 24,780 | 24,780 |

The carrying amount is the estimated fair value for all of the Company's financial instruments (asset and liabilities) as no one instrument's original maturity exceeds 12 months.

**NOTE 16 – SUBSEQUENT EVENTS**

On March 11, 2011, the Company applied for certification as a Community Development Financial Institution (CDFI). A CDFI is a specialized financial institution that works in market niches that are underserved by traditional financial institutions. CDFI certification is a designation conferred by the CDFI Fund and is a requirement for accessing financial and technical award assistance from the CDFI Fund through the CDFI Program, Native American CDFI Assistance (NACA) Programs, and certain benefits under the BEA Program to support an organization's established community development financing programs.

The CDFI Fund was created for the purpose of promoting economic revitalization and community development through investment in and assistance to community development financial institutions (CDFIs). The CDFI Fund was established by the Riegle Community Development and Regulatory Improvement Act of 1994, as a bipartisan initiative. Through monetary awards and the allocation of tax credits, the CDFI Fund helps promote access to capital and local economic growth in urban and rural low-income communities across the nation.

Other than confirmation of receipt, no further information is available about the status of this application at this time.

On August 31, 2011, the President and CEO instructed the Company to apply $232,267 of the $242,000 owed to him by the Company and recorded in loans payable as of June 30, 2011 against the amount due from members and therefore reducing the balance of due from members and loans payable by $232,267 as of August 31, 2011.

Subsequent to the six month end, the Company received additional loans from related parties totaling approximately $148,000, paid off $ 23,500 and applied to due from members $232,267.

On September 2011, the Company renewed loans that matured and extended the terms for most of the renewed loans to three years as instructed by its lenders.

Management has evaluated subsequent events through October 3, 2011, the date which the consolidated financial statements were available to be issued as restated.

# OUR MICROLENDING LLC AND SUBSIDIARY

## FINANCIAL STATEMENTS

## DECEMBER 31, 2010

## (UNAUDITED)

## TABLE OF CONTENTS

**OUR MICROLENDING LLC AND SUBSIDIARY**
**BALANCE SHEET**
**DECEMBER 31, 2010**
**(UNAUDITED)**

## ASSETS

| | | |
|---|---|---|
| Cash and Cash Equivalents | | $ 241,179 |
| Accrued Interest Receivables, Net | | 98,335 |
| Due from Members | | 338,333 |
| Other Current Assets | | 57,816 |
| Loan Receivables, Net | | 1,489,939 |
| PROPERTY AND EQUIPMENT, Net | | 60,683 |
| OTHER ASSETS | | |
| Deposits | 10,335 | |
| Intangible Assets, Net | 5,400 | 15,735 |
| TOTAL ASSETS | | $ 2,302,020 |

## LIABILITIES AND MEMBERS' CAPITAL

### LIABILITIES

| | |
|---|---|
| Accounts payable | $ 3,184 |
| Guaranteed Deposits | 138,610 |
| Other Liabilities | 69,166 |
| Loans Payable | 1,128,339 |
| Accrued Interest | 16,992 |
| Total Liabilities | 1,356,291 |

### MEMBERS' CAPITAL

| | |
|---|---|
| MEMBERS' CAPITAL | 945,729 |
| **TOTAL LIABILITIES AND MEMBERS' CAPITAL** | $ 2,302,020 |

**OUR MICROLENDING LLC AND SUBSIDIARY**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2010**
**(UNAUDITED)**

| | | |
|---|---|---|
| **REVENUE** | | |
| Commission Income | $ 118,116 | |
| Interest Income | 448,338 | |
| Other Income | 15,299 | |
| Total Income | | 581,753 |
| **OPERATING EXPRENSES** | | |
| Amortization | 9,856 | |
| Advertising | 66,046 | |
| Bad Debt Expense | 112,830 | |
| Bank and Financing Charges | 5,574 | |
| Depreciation | 11,511 | |
| Interest | 69,998 | |
| Legal and Professional Fees | 57,210 | |
| Office Supplies & Expenses | 29,694 | |
| Rent | 63,697 | |
| Salaries and Related Expenses | 521,345 | |
| Telephone | 8,888 | |
| Training | 10,396 | |
| Administration and related expenses | 43,052 | |
| Other Operating Expenses | 36,091 | |
| Total Operating Expenses | | 1,046,188 |
| **NET LOSS** | | $ (464,435) |

**OUR MICROLENDING LLC AND SUBSIDIARY**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2010**
**(UNAUDITED)**

| | Membership Interest | Accumulated Losses | Total Members' Equity |
|---|---|---|---|
| **Balance – January 1, 2010** | $ 2,250,000 | $(1,489,836) | $ 760,164 |
| Member Contributions | 650,000 | - | 650,000 |
| Net Loss | - | (464,435) | (464,435) |
| **Balance – December 31, 2010** | $ 2,900,000 | $ (1,954,271) | $ 945,729 |

**OUR MICROLENDING LLC AND SUBSIDIARY**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2010**
**(UNAUDITED)**

| | |
|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES** | |
| Net Loss | $ (464,435) |
| Adjustment to reconcile net loss to net | |
| Cash used in operating activities: | |
| Amortization | 9,856 |
| Bad Debt Expenses | 112,830 |
| Depreciation | 11,511 |
| Increase in: | |
| Accrued Interest Receivable | (40,106) |
| Other Current Assets | (37,994) |
| Intangible Assets | (8,276) |
| Accounts payable | 69,210 |
| Guaranteed Deposits | 22,826 |
| Accrued Interest Payable | 12,184 |
| **Net cash (used in) operating activities** | (312,394) |
| | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Loans Made to customers | (1,654,728) |
| Proceeds from loan payments | 1,515,480 |
| Acquisition of Property and Equipment | (58,857) |
| **Net cash (used in) Investing activities** | (198,105) |
| | |
| **CLASH FLOW FROM FINANCING ACTIVITIES** | |
| Proceeds from borrowings | 453,947 |
| Repayment of borrowings | (57,500) |
| Contributions from members | 311,667 |
| **Net cash provided by financing activities** | 708,114 |
| | |
| **NET INCREASE IN CASH AND CASH EQUIVALENT** | 197,615 |
| | |
| **CASH AND CASH EQUIVALENT AT BEGINNING OF YEAR** | 43,564 |
| | |
| **CASH AND CASH EQUIVALENT AT END OF YEAR** | $ 241,179 |
| | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | |
| Cash Paid for Interest | $ 71,531 |
| Cash received from Interest | 408,232 |
| | |
| **SUPPLEMENTAL DISCLOSURE OF NON CASH FINANCING ACTIVITIES:** | |
| | |
| **Uncollected balance due from members (Note 5)** | $ 338,333 |

**OUR MICROLENDING LLC AND SUBSIDIARY**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENT**

## NOTE 1 – NATURE OF BUSINESS

OUR Microlending LLC, (the "Company") was organized on October 9, 2007 in the State of Florida. The Company intends to promote and help small business and minorities unattended by conventional banking by offering small business loans tailor-made to each client (microfinance) in South Florida. Microfinance Investment Company, LLC (a wholly owned subsidiary) was organized on July 11, 2008 in the State of Florida and is engaged in obtaining financing for OUR Microlending, LLC.

Our Microlending, LLC is a limited liability company in which ownership is documented in the form of membership not shares. The distribution of earnings to an LLC's members is governed through operating agreements and may not be in direct relation to a member's percentage of ownership. It is for this reason that no earnings per share (EPS) or similar calculations are included in the Consolidated Statement of Change in Members' Equity.

On November 16, 2010, the Company filed an application "Regulation A Offering Statement Under the Securities Act of 1933" for the purpose of issuing unregistered senior unsecured fixed-rate Investment Certificate ("the Certificates"). The Investment Certificates are to be issued in the minimum amount of $1,000 and have maturities ranging between 6 and 18 months. The Company intends to use the proceeds of these Investment Certificates as a source of funding for future customer loans. As of December 31, 2010 the application remains open and awaiting regulatory approval.

In the opinion of the Company's management, all adjustments (Including normal recurring adjustments) considered necessary to present fairly the unaudited consolidated financial statements have been made.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OUR Microlending, LLC and Subsidiary ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

The Company has chosen to aggregate certain smaller balances (less than $10,000) not deemed material throughout the financial statements for which detailed information is not provided unless specifically required under U.S. GAAP.

All specific accounting detail is available to the Company's members upon request.

### Method of Accounting

Accounting policies of the Company are on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

### Principles of Consolidation

The consolidated financial statements include the accounts of OUR Microlending LLC and Subsidiary. All significant intercompany transactions have been eliminated.

### Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity date of three months or less to be cash equivalents.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Accrued Interest Receivable

Accrued Interest Receivable is reported net of any allowances for probable losses. Management did not record an allowance for accrued interest receivable as of December 31, 2010 as the amounts were considered collectable.

### Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, and an allowance for loan losses.

The Company charges late fees between 5% and 10% for any loan that is not paid within 5 days after the due date. All payments received from the borrowers are first applied against any collection expense incurred by the Company, any late fee assessed to the borrower, outstanding interest and finally against the outstanding principal as documented in the borrowers' promissory note.

Interest income is recognized and accrued on loans which are on an accrual status. Interest income is discontinued at the time the loan is 90 days delinquent unless the borrower is making partial payments. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans that are past due for more than 30 days are charged the highest interest rate permissible by law.

A loan is considered impaired when based on current events and information, it is probable that the Company will be unable to collect the scheduled principal or interest when due in accordance with the contractual terms of the loan agreement. Application of this policy by the Company entails the individual identification of loans that are considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

Loans that experience minimal payment delays and/or payment shortfalls generally are not classified as impaired. Interest on impaired loans continue to accrue and recognized as earned as long as the borrower is not greater than 90 days delinquent or; based on management's assessment; has demonstrated the potential and willingness to fully repay the loan. Impaired loans that do not meet the criteria described above are considered nonaccrual and account for as such.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

**Allowances for Loan Losses and Accrued Interest Receivable**

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance for loan losses consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Company reviews the specific allowance for loan losses component of each impaired loan on a quarterly basis and more frequently if additional information obtained that would indicate any further weakening of the Company's ability to collect on the debt.

Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective rate at inception.

Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

At the same time and following the same methodology the Company also evaluates the collectability of the accrued interest receivable in order to estimate probable losses on the accrued interest receivable.

At each balance sheet date the total increase on these allowances is charged to bad debt expense in the consolidated statements of operations and of cash flows.

**Property and Equipment**

Property and equipment are recorded at cost. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are expensed as incurred. The Company depreciates all property and equipment by use of the straight-line method over the estimated useful lives of the assets ranging from three to five years.

**Guaranteed Deposits**

As a condition of each credit the customer is required to provide to the Company a cash deposit. These deposits are held by the Company for the purpose of guarantying payment shortfalls throughout the life of the loan, be it late fees, interest, principal, or any other charges against the borrower. They typically range between 5% and 10% of the original note.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Guaranteed Deposits (Continued)

Guaranteed deposits when collected are retained directly from the loan proceeds of the respective credit. These deposits are noninterest earning and are used to offset any pending fees at the maturity of the credit. The deposit is refunded to the customer upon receipt of the final loan payment.

These deposits are recorded on the balance sheet as liabilities under the caption "Guaranteed Deposits."

### Loans Payable

The Company has borrowed funds from its Members and persons and/or entities related with the Members for the purpose of financing growth. These loans are carried at interest rates ranging from 6% to 8% and terms ranging from 90 and 360 days. Historically the majority of these loans have been renewed at maturity under the same or new terms agreed to between the Company and the lender.

### Revenue Recognition

*Commission Income-* The Company collects loan fees that range up to 6% from borrowers to recover costs incurred in the process of developing each credit. These fees are recorded as commission income and are typically exceeded by their costs which are also recorded as incurred. Commission fees are only collected if credit is granted. The Company incurs and records the processing expenses regardless of whether the loan is funded or not. Management has determined that the effect of recognizing loan fees as revenue is not materially different from the result that would have been obtained had the loan fees net of cost been amortized. Accordingly all commission income is recorded at the settlement date of each loan and does not differ materially with FASB Codification ASC 310-20.

*Interest income-* is recognized on the interest method and based on the principal balance. Interest income is recognized as accrued at the borrowers' stated rate. Interest income also includes interest accrued on loans past due greater than 30 days at the highest rate permissible by law.

*Other Income-* comes from occasionally operations no directly related with microcredits such as treasury, factoring or merchant cash advance loans.

### Advertising Costs

The Company expenses advertising costs as incurred.

### Income Taxes

The financial statements include only those assets, liabilities and results of operations which relates to the business of OUR Microlending LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

The Company will file its income tax return on the Cash basis as a Partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provisions are made for income taxes in the financial statements.

The term of the Company is for thirty years by state statute, terminating in July 2037, unless terminated earlier. The term may be extended by amendment of the operating agreement.

As a limited liability company, each member's liability is limited to amounts in their respective member accounts.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Because all financial instruments held by the Company have original maturities of less than 12 months, it is the Company's position that their current book value is the best measure of their current fair value.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

### Adoption of New Accounting Standards

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 early adoption for periods ending after March 15, 2009. This guidance did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued guidance which requires the effects of events that occur subsequent to the balance-sheet date be evaluated through the date the financial statements are either issued or available to be issued. Companies should disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). Companies are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but requires information about those events to be disclosed if the financial statements would otherwise be misleading. This guidance was effective for interim and annual financial periods ending after June 15, 2009 with prospective application.

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification TM (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

## NOTE 3 – ACCRUED INTEREST RECEIVABLE

Accrued Interest Receivables on performing loans as of December 31, 2010 was $98,335.

## NOTE 4 – LOAN RECEIVABLES

Loan receivables are comprised of approximately 390 micro-financing loans with individual outstanding balances ranging from $500 to $25,000 with an average balance of approximately $5,500. These loans typically carry stated interest rates of 18% and have terms of less than ten months. In most cases the loans are secured, or partially secured, by some form of collateral and each is personally guaranteed by the owners of the business. Each loan is specifically customized to the needs of the small and/or minority business and therefore, the terms of each loan receivable vary. At December 31, 2010 loans receivable totaled $1,986,553 and had a respective loan loss allowance of $496,614.

Activity in the allowance for loan losses was as follows:

| | |
|---|---|
| Beginning balance | $ 383,784 |
| Provision for loan losses | 112,830 |
| Loans charged-off | - |
| Recoveries | - |
| Ending balance | $ 496,614 |

At December 31, 2010, there were no loans collateralized by cash, stand-by letters of credit or listed stocks.

Nonaccrual loans and loans past due 90 days still on accrual at December 31, 2010, were $613,884 and $347,550; respectively. Interest income that would have been recorded if the nonaccrual loans had been current in accordance with their original terms and had been outstanding throughout the period is $14,924. The Company did not hold any refinanced or modified loans as of December 31, 2010.

Individually impaired loans at December 31, 2010 amounted to $645,175 and had a respective loan loss allowance allocation of $409,116. At December 31, 2010, the Company did not have any impaired loan without a specific loan loss allowance allocation. During 2010, the average recorded investment in impaired loans was approximately $395,823 and interest earned was approximately $13,327 of which $5,498 were recorded on cash basis.

At December 31, 2010 the Company did not have any repossessed or foreclosed assets.

The table below shows the aging of the total gross loans for year ended 2010, the Specific and General Allowance for Loan Losses, and for each past due bracket the quantification, number and amounts, of the loans receivables originated since beginning operations in 2008.

| As of Dec 31 2010 | | | Loan Loss Allowance | | Loans Net Principal Amount | Number of Loans by Originated Year | | | |
|---|---|---|---|---|---|---|---|---|---|
| Past Due | Gross Principal Amount of Loans | Number of Loans | Specific Allowance | General Allowance | | 2008 | 2009 | 2010 | Total |
| 0-30 | $ 917,207.98 | 164 | $ - | | | | 1 | 164 | 165 |
| 31-60 | $ 63,419.12 | 19 | $ 3,196.66 | | | | 1 | 18 | 19 |
| 61-90 | $ 33,022.98 | 13 | $ - | | | | | 13 | 13 |
| 91-180 | $ 117,000.10 | 30 | $ 9,717.63 | | | | 4 | 26 | 30 |
| 181-270 | $ 9,569.10 | 3 | $ - | | | | | 3 | 3 |
| 271-360 | $ 80,857.98 | 20 | $ 4,126.58 | | | | | 20 | 20 |
| 361-720 | $ 557,217.79 | 117 | $ 218,353.13 | | | 67 | 46 | 4 | 117 |
| >720 | $ 208,258.02 | 20 | $ 173,721.51 | | | 20 | | | 20 |
| **Grand Total** | **$ 1,986,553.07** | **386** | **$ 409,115.51** | **$ 87,498.00** | **$ 1,489,939.56** | **87** | **52** | **248** | **387** |

## NOTE 5 – DUE FROM MEMBERS

On July 30, 2010 members of the Company agreed to an additional $650,000 capital contribution, to be funded at various periods. As of December 31, 2010, members have provided $311,667, of which a remaining balance of $338,333 remains outstanding. The Company anticipates that all outstanding balances will be received by August 31, 2011.

## NOTE 6 - PROPERTY AND EQUIPMENT

The company has purchased a new core accounting system and is in the process implementation and conversion. All expenses associated with this new core system have been capitalized and will be depreciated as a single asset once the system is complete and in production. As of December 31, 2010 capitalized expenses related to the new system amounted to $33,188.

Property and equipment at December 31, 2010 consist of the following:

| | |
|---|---|
| Equipment | $ 45,964 |
| Furniture | 2,825 |
| Fixed Assets in Process | 33,188 |
| Total property and equipment | 81,977 |
| Less: Accumulated depreciation | (21,294) |
| Property and equipment, net | $ 60,683 |

## NOTE 7 – INTANGIBLE ASSETS

Intangible assets are amortized with finite lives on a straight-line basis over their estimated useful lives. Trademarks/H1B Fees are amortized over 3 years. Intangible assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable. No impairment was recorded in 2010.

At December 31, 2010, the gross carrying amount and accumulated amortization of intangible assets subject to amortization are as follows:

| | Gross Assets | Additions | Deletions | Ending |
|---|---|---|---|---|
| Trademarks | $ 18,599 | $ - | $ - | $ 18,599 |
| HIB Fees | 6,000 | | - | 6,000 |
| Sub-total | 24,599 | - | | 24,599 |
| Accumulated Amortization | (9,343) | (9,856) | | (19,199) |
| Net | $ 15,256 | $ (9,856) | $ - | $ 5,400 |

## NOTE 8 - RELATED PARTY TRANSACTIONS

### Member Contributions

During the third quarter ended September 30, 2010, the Members agreed to a capital contribution of $650,000, as of December 31, 2010 a balance of $338,333 remains outstanding and due from members. (See note 5).

## NOTE 8 - RELATED PARTY TRANSACTIONS (CONTINUED)

### Loans Payable

The Company has 23 individual loans totaling $1,128,339 due to Members of the Company, their relatives or related entities. The loans have outstanding balances ranging from $2,000 to $260,000 at terms ranging from 90 to 360 days. These loans call for interest rates between 6% and 8%, depending on the length of term. The borrowings are unsecured and have no restrictive covenants. At December 31, 2010, the largest individual loan to a particular member and related entities amounted to approximately $600,000. Loans payable at December 31, 2010 are recorded based on the original terms or terms based upon renewal agreements agreed to between the Company and the lender. The following table illustrates the loans payable stratification:

| Amount | Term | Number | Avg. Rate | New/Renewed | Total |
|---|---|---|---|---|---|
| $0 to $50,000 | 90 Days | 6 | 6.0% | 1 N / 5 R | $ 135,900 |
| | 360 Days | 12 | 8.0% | 1 N / 11 R | $ 242,705 |
| $50,001 to $100,000 | 360 Days | 2 | 8.0% | 1 N / 1 R | $ 147,734 |
| Over $100,000 | 360 Days | 3 | 8.0% | 1 N / 2 R | $ 602,000 |
| | | | | | $ 1,128,339 |

## NOTE 9 - GUARANTEED DEPOSITS

Activity in Guaranteed Deposits was as follows

| | |
|---|---|
| Beginning Guaranteed Deposit balance | $ 115,784 |
| New deposits | 86,053 |
| Deposits returned to customer | (28,704) |
| Deposits applied to satisfy deficiencies | (34,523) |
| Ending Guaranteed Deposit balance | $ 138,610 |

## NOTE 10 – COMMISSION INCOME

Commission income is composed of loan origination fees and late fees, collected on past due loans. For the year ended December 31, 2010, commission fees of $118,116 reported in the statement of operations represent origination fees totaling $76,712 and late fees totaling $41,404.

The originations fees are exceeded by the direct cost incurred in the process of developing each credit. These costs are recorded as part of the total operating expenses of the Company.

## NOTE 11 – INTEREST INCOME

Interest income contains interest earned on the borrowers' stated rate as well as the interest collected on past due loans that has been accelerated to the highest rate permissible by law. For the year ended December 31, 2010, interest income earned on performing loans was $347,650, while the interest accrued at the higher penalized interest rates amounted to $100,688.

## NOTE 12 – OTHER INCOME

Other Income is earned from operations not directly related with microcredits such as treasury; factoring or merchant cash advance loans and totaled $ 15,299 for the year ended December 31, 2010.

## NOTE 13 – COMMITMENTS

### Leases

The Company leases its office facility and certain office equipment under non-cancelable operating leases expiring through November 2013. Rent expense under the leases was $50,606 for the year ended December 31, 2010.

The future minimum obligations under this lease are as follows:

| Year ending December 31, | |
|---|---|
| 2011 | $ 52,963 |
| 2012 | 55,612 |
| 2013 | 53,304 |
| | $ 161,879 |

## NOTE 14 - OPERATIONAL CONSIDERATIONS

As indicated in the accompanying financial statements, the Company incurred a net loss of approximately $464,435 for the year ended December 31, 2010. The majority of that amount was attributable to the down-turn in market conditions in the credit industry during 2008 and 2009 in Florida and the Company's inability to obtain necessary funding to satisfy the growing demand of microfinance during the economic down-turn in Florida. The Company implemented a corrective action plan and contracted external consultants during the third quarter of the year in order to look to obtaining additional funding. In addition, Management of the Company addressed operational issues to improve profitability.

In light of the current market conditions in the Company's industry in Florida, the Company has been proactive in seeking new funding sources and actively managing costs and expenses. Management and the Board of Directors continuously monitor the Company's financial position and performance to ensure that the Company is positioned to continue serving the Florida market. The different strategies and initiatives that the Company instituted during the third quarter ended December 31, 2010 provides the opportunity for the Company to improve its operational results and liquidity, yet those actions have not yet produced noticeable effects on the Company's profitability.

On November 16, 2010, the Company filed an application "Regulation A Offering Statement Under the Securities Act of 1933" for the purpose of issuing unsecured investment Certificates ("the Certificates"). The Certificates are to be issued in the minimum amount of $1,000 and have maturities ranging between 6 and 18 months. The Company intends to use the proceeds of these Certificates as a source of funding for future customer loans. As of the date of these reissued financial statements, the application has not been approved, and as such, has not been able to issue "the Certificates".

**NOTE 15 - FAIR VALUES**

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based anticipated cash flows. These types of loans are typically not traded on open markets and require management assumption to determine recoverability. Such assumptions are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Assets measured at fair value on a non-recurring basis are summarized below:

| | | Fair Value Measurements at December 31, 2010 Using: | | |
|---|---|---|---|---|
| | Carrying Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Impaired loans | $ 236,059 | $ - | $ - | $ 236,059 |

| December 31, 2010 | Carrying Amount | Fair Value |
|---|---|---|
| **Financial assets** | | |
| Cash and Cash Equivalent | $ 241,179 | $ 241,179 |
| Loans, net | 1,489,939 | 1,489,939 |
| Accrued interest receivable | 98,335 | 98,335 |
| **Financial liabilities** | | |
| Borrowings | 1,128,339 | 1,128,339 |
| Accrued Interest Payable | 16,992 | 16,992 |

The carrying amount is the estimated fair value for all of the Company's financial instruments (asset and liabilities) as no one instrument's original maturity exceeds 12 months.

**NOTE 16 – SUBSEQUENT EVENTS**

On March 11, 2011, the Company applied for certification as a Community Development Financial Institution (CDFI). A CDFI is a specialized financial institution that works in market niches that are underserved by traditional financial institutions. CDFI certification is a designation conferred by the CDFI Fund and is a requirement for accessing financial and technical award assistance from the CDFI Fund through the CDFI Program, Native American CDFI Assistance (NACA) Programs, and certain benefits under the BEA Program to support an organization's established community development financing programs.

The CDFI Fund was created for the purpose of promoting economic revitalization and community development through investment in and assistance to community development financial institutions (CDFIs). The CDFI Fund was established by the Riegle Community Development and Regulatory Improvement Act of 1994, as a bipartisan initiative. Through monetary awards and the allocation of tax credits, the CDFI Fund helps promote access to capital and local economic growth in urban and rural low-income communities across the nation.

Other than confirmation of receipt, no further information is available about the status of this application at this time.

On July 30, 2010 members of the Company agreed to a $650,000 capital contribution of which $337,023 had been received as of June 30, 2011 leaving a balance due from members of $312,977 as of June 30, 2011. On August 31, 2011, the President and CEO instructed the Company to apply $232,267 of the $242,000 owed to him by the Company and recorded in loans payable as of June 30, 2011 against the amount due from members and therefore reducing the balance of due from members and loans payable by $232,267 as of August 31, 2011.

Subsequent to year end, the Company received additional loans from related parties totaling approximately $198,000, paid off $ 58,966 and applied to due from members $232,267.

On September 2011, the Company renewed loans that matured and extended the terms for most of the renewed loans to three years as instructed by its lenders.

Management has evaluated subsequent events through October 3, 2011, the date which the consolidated financial statements were available to be issued as restated.

# OUR MICROLENDING LLC AND SUBSIDIARY

## CONSOLIDATED FINANCIAL STATEMENTS

## DECEMBER 31, 2009

# TABLE OF CONTENTS


Alberni, Caballero
& Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

4649 PONCE DE LEON BLVD.
SUITE 404
CORAL GABLES, FL 33146
TEL: 305-662-7272
FAX: 305-662-4266
ACC-CPA.COM

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
OUR Microlending LLC and Subsidiary
Miami, Florida

We have audited the accompanying consolidated balance sheet of OUR Microlending LLC and Subsidiary (the "Company") as of December 31, 2009, and the related consolidated statements of income and members' capital and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 13- Operational Considerations, the Company has incurred a negative operating loss for the past three years, and has implemented an action plan and strategies to improve the Company's operations and closely monitor its liquidity, operations and expenses.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OUR Microlending LLC and Subsidiary as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the 2009 consolidated financial statements have been restated to correct material misstatements. This represents the third restatement of the consolidated financial statements dated February 25, 2010. The two previous restated consolidated financial statements were dated May 27, 2011 and August 1, 2011.

Coral Gables, Florida
October 3, 2011

**OUR MICROLENDING LLC AND SUBSIDIARY**
**CONSOLIDATED BALANCE SHEET**
**DECEMBER 31, 2009**

## ASSETS

| | |
|---|---|
| Cash and Cash Equivalents | $ 43,564 |
| Loan Receivables, Net | 1,463,521 |
| Accrued Interest Receivable | 58,229 |
| Other Current Assets | 11,977 |
| Property and Equipment, Net | 14,917 |
| Deposits | 8,324 |
| Intangible Assets, Net | 15,256 |
| TOTAL ASSETS | $ 1,615,788 |

## LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| Accounts Payable | $ 3,140 |
| Guaranteed Deposits | 115,784 |
| Loans Payable | 731,892 |
| Accrued Interest | 4,808 |
| TOTAL LIABILITIES | 855,624 |

## MEMBERS' CAPITAL

| | |
|---|---|
| MEMBERS' CAPITAL | 760,164 |
| **TOTAL LIABILITIES AND MEMBERS' CAPITAL** | $ 1,615,788 |

The accompanying notes are an integral part of the consolidated financial statements.

**OUR MICROLENDING LLC AND SUBSIDIARY**
**CONSOLIDATED STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

| | | |
|---|---|---|
| **REVENUE** | | |
| Commission Income | $ 135,874 | |
| Interest Income | 280,809 | |
| Other Income | 2,435 | |
| Total Income | | 419,118 |
| **OPERATING EXPENSES** | | |
| Amortization | 7,739 | |
| Advertising | 22,534 | |
| Bad Debt Expense | 285,297 | |
| Bank and Financing Charges | 3,742 | |
| Depreciation | 6,779 | |
| Interest | 33,112 | |
| Legal and Professional Fees | 50,188 | |
| Office Supplies & Expenses | 18,954 | |
| Rent | 64,180 | |
| Salaries and Related Expenses | 533,810 | |
| Telephone | 7,888 | |
| Training | 18,488 | |
| Other Operating Expenses | 17,541 | |
| Total Operating Expenses | | 1,070,252 |
| **NET LOSS** | | $ (651,134) |

The accompanying notes are an integral part of the consolidated financial statements.

**OUR MICROLENDING LLC AND SUBSIDIARY**
**CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

| | Membership Interest | Accumulated Losses | Total Members' Equity |
|---|---|---|---|
| **Balance - January 1, 2009** | $ 1,500,000 | $ (838,702) | $ 661,298 |
| Member Contributions | 750,000 | - | 750,000 |
| Net Loss | - | (651,134) | (651,134) |
| **Balance - December 31, 2009** | 2,250,000 | (1,489,836) | 760,164 |

The accompanying notes are an integral part of the consolidated financial statements.

**OUR MICROLENDING LLC AND SUBSIDIARY**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ | (651,134) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Amortization | | 7,739 |
| Bad debt expense | | 285,297 |
| Depreciation | | 6,779 |
| Increase in: | | |
| Accrued Interest Receivable | | (36,922) |
| Other Current Assets | | (7,113) |
| Deposits | | (642) |
| Intangible Assets | | (8,849) |
| Accounts payable | | (12,295) |
| Guaranteed Deposits | | 53,815 |
| Accrued Interest Payable | | 4,808 |
| **Net cash (used in) operating activities** | | (358,517) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Loans Made to Customers | | (1,753,348) |
| Proceeds from Loan Repayments | | 1,256,063 |
| Acquisition of Property and Equipment | | (9,368) |
| **Net cash (used in) investing activities** | | (506,653) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Member Deposits | | (361,338) |
| Proceeds from Borrowings | | 587,020 |
| Repayment of Borrowings | | (110,433) |
| Contributions from Members | | 750,000 |
| **Net cash provided by financing activities** | | 865,249 |
| **NET INCREASE IN CASH AND CASH EQUIVALENT** | | 79 |
| **CASH AND CASH EQUIVALENT AT BEGINNING OF YEAR** | | 43,485 |
| **CASH AND CASH EQUIVALENT AT END OF YEAR** | $ | 43,564 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | |
| Cash Paid for Interest | $ | 28,304 |
| Cash Received from Interest | $ | 243,887 |

The accompanying notes are an integral part of the consolidated financial statements.

## OUR MICROLENDING LLC AND SUBSIDIARY
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### NOTE 1 – NATURE OF BUSINESS

OUR Microlending LLC, (the "Company") was organized on October 9, 2007 in the State of Florida. The Company intends to promote and help small business and minorities unattended by conventional banking by offering small business loans tailor-made to each client (microfinance) in South Florida. The Company also plans to apply for the license to operate as a consumer finance company in the State of Florida. Microfinance Investment Company, LLC (a wholly owned subsidiary) was organized on July 11, 2008 in the State of Florida and is engaged in obtaining financing for OUR Microlending, LLC.

Our Microlending, LLC is a limited liability company in which ownership is documented in the form of membership not shares. The distribution of earnings to an LLC's members is governed through operating agreements and may not be in direct relation to a member's percentage of ownership. It is for this reason that no earnings per share (EPS) or similar calculations are included in the Consolidated Statement of Change in Members' Equity.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OUR Microlending, LLC and Subsidiary is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

The Company has chosen to aggregate certain smaller balance (less than $10,000) not deemed material, throughout the financial statements for which detailed information is not provided unless specifically required under U.S. GAAP.

All specific accounting detail is available to the Company's members upon request.

**Method of Accounting**

Accounting policies of the Company are on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

**Principles of Consolidation**

The consolidated financial statements include the accounts of OUR Microlending LLC and Subsidiary. All significant intercompany transactions have been eliminated.

**Cash and Cash Equivalents**

The Company considers all highly liquid instruments purchased with a maturity date of three months or less to be cash equivalents.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Accrued Interest Receivable

Accrued interest receivable is reported net of any allowances for probable losses. Management did not record an allowance for accrued interest receivable as of December 31, 2009 as the amounts were considered collectable.

### Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, and an allowance for loan losses.

The Company charges late fees between 5% and 10% for any loan that is not paid within 5 days after the due date. All payments received from the borrowers are first applied against any collection expense incurred by the Company, any late fee assessed to the borrower, outstanding interest and finally against the outstanding principal as documented in the borrowers' promissory note.

Interest income is recognized and accrued on loans which are on an accrual status. Interest income is discontinued at the time the loan is 90 days delinquent unless the borrower is making partial payments. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans that are past due for more than 30 days are charged the highest interest rate permissible by law.

A loan is considered impaired when based on current events and information, it is probable that the Company will be unable to collect the scheduled principal or interest when due in accordance with the contractual terms of the loan agreement. Application of this policy by the Company entails the individual identification of loans that are considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

Loans that experience minimal payment delays and/or payment shortfalls generally are not classified as impaired. Interest on impaired loans continue to accrue and recognized as earned as long as the borrower is not greater than 90 days delinquent or; based on management's assessment; has demonstrated the potential and willingness to fully repay the loan. Impaired loans that do not meet the criteria described above are considered nonaccrual and account for as such.

### Allowances for Loan Losses and Accrued Interest Receivable

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Allowance for Loan Losses (Continued)

The allowance for loan losses consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Company reviews the specific allowance for loan losses component of each impaired loans on a quarterly basis and more frequently if additional information obtained that would indicate any further weakening of the Company's ability to collect on the debt.

Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective rate at inception.

Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

At the same time and following the same methodology the Company also evaluates the collectability of the accrued interest receivable in order to estimate probable losses on the accrued interest receivable.

At each balance sheet date the total increase on these allowances is charged to bad debt expense in the consolidated statements of operations and of cash flows.

### Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are expensed as incurred. The Company depreciates all property and equipment by use of the straight-line method over the estimated useful lives of the assets ranging from three to five years.

### Guaranteed Deposits

As a condition of each credit the customer is required to provide to the Company a cash deposit. These deposits are held by the Company for the purpose of guarantying payment shortfalls throughout the life of the loan, be it late fees, interest, principal, or any other charges against the borrower. They typically range between 5% and 10% of the original note.

Guaranteed deposits when collected are retained directly from the loan proceeds of the respective credit. These deposit are noninterest earning and are used to offset any pending fees at the maturity of the credit. The deposit is refunded to the customer upon receipt of the final loan payment.

These deposits are recorded on the balance sheet as liabilities under the caption "Guaranteed Deposits."

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Loans Payable

The Company has borrowed funds from its Members and persons and/or entities related with the Members for the purpose of financing growth. These loans are carried at interest rates ranging from 6% to 8% and terms ranging from 90 and 360 days. Historically the majority of these loans have been renewed under mutual agreement. Historically the majority of these loans have been renewed at maturity under the same or new terms agreed to between the Company and the lender.

### Revenue recognition

*Commission Income-* The Company collects loan fees that range up to 6% from borrowers to recover costs incurred in the process of developing each credit. These fees are recorded as commission income and are typically exceeded by their costs which are also recorded as incurred. Commission fees are only collected if credit is granted. The Company incurs and records the processing expenses regardless of whether the loan is funded or not. Management has determined that the effect of recognizing loan fees as revenue is not materially different from the result that would have been obtained had the loan fees net of cost been amortized. Accordingly all commission income is recorded at the settlement date of each loan and does not differ materially with FASB Codification ASC 310-20.

*Interest income-* is recognized on the interest method and based on the principal balance. Interest income is recognized as accrued at the borrowers' stated rate. Interest income also includes interest accrued on loans past due greater than 30 days at the highest rate permissible by law.

*Other Income-* comes from occasionally operations no directly related with microcredits such as treasury, factoring or merchant cash advance loans.

### Advertising Costs

The Company expenses advertising costs as incurred.

### Income Taxes

The financial statements include only those assets, liabilities and results of operations which relates to the business of OUR Microlending LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

The Company will file its income tax return on the Cash basis as a Partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provisions are made for income taxes in the financial statements.

The term of the Company is for thirty years by state statute, terminating in July 2037, unless terminated earlier. The term may be extended by amendment of the operating agreement.

As a limited liability company, each member's liability is limited to amounts in their respective member accounts.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Because all financial instruments held by the Company have original maturities of less than 12 months, it is the Company's position that their current book value is the best measure of their current fair value.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

### Adoption of New Accounting Standards

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 early adoption for periods ending after March 15, 2009. This guidance did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued guidance which requires the effects of events that occur subsequent to the balance-sheet date be evaluated through the date the financial statements are either issued or available to be issued. Companies should disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). Companies are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but requires information about those events to be disclosed if the financial statements would otherwise be misleading. This guidance was effective for interim and annual financial periods ending after June 15, 2009 with prospective application.

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification TM (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

## NOTE 3 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has restated its previously issued financial statements for 2009, primarily to reflect the correction of errors related to intangible assets and disclosure of related party transactions.

Generally Accepted Accounting Principles (GAAP) requires that companies expense development costs as incurred rather than defer such costs to future periods. Through December 31, 2009, the Company deferred certain costs of procedural employee training and legal costs rather than charge such items to expense. Management has concluded that this methodology was incorrect and that such costs did not have alternative future uses and therefore should not have been deferred. As a result of these conclusions, the Company has adopted the policy that such costs should be expensed as incurred.

The Company also corrected the disclosure for related party transactions in Note 8 to include Loans Payable and expand its disclosure. Note 2 Summary of Significant Accounting Policies was expanded to include policies relating to interest receivable and other disclosures were expanded or modified. Note 4 for Accrued Interest Receivable was added to the footnotes and Note 5 Loans Receivable and Note 10 Commission Income were expanded with additional disclosures. Also, Note 14 Operational Considerations and Note 16 Subsequent events were updated to reflect the date of the restated consolidated financial statements.

Following the Company's determination that it would restate its financial statements for 2009, the Company also determined that it would correct other known miscellaneous immaterial errors made in the application of GAAP that arose during those periods as they related to financial statement presentation as well as expand its disclosures. The Company's restated financial statements reflect each of these items in the period in which it actually arose.

The effect of the correction of these errors on results of operations and members' capital for December 31, 2009 is as follows:

| | Before Restatement | Adjustment | Restated |
|---|---|---|---|
| Revenue: | $ 419,118 | $ - | $ 419,118 |
| Operating Expenses | $ 1,104,533 | $ (34,281) | $1,070,252 |
| Net Loss: | $ (685,415) | $ 34,281 | $ (651,134) |
| Members' Capital-01/01/09: | $ 743,825 | $ (82,527) | $ 661,298 |
| Members Contributions: | $ 750,000 | $ - | $ 750,000 |
| Members' Capital-12/31/09: | $ 808,410 | $ (48,246) | $ 760,164 |

The effect of the correction of these errors on asset and liability accounts and members' equity as of December 31, 2009 is as follows:

| | Before Restatement | Adjustment | Restated |
|---|---|---|---|
| Current Assets: | $ 1,577,291 | $ - | $1,577,291 |
| Property& Equipment: | $ 14,917 | $ - | $ 14,917 |
| Other Assets | $ 71,826 | $ (48,246) | $ 23,580 |
| Total Assets: | $ 1,664,034 | $ (48,246) | $ 1,615,788 |
| Current Liabilities: | $ 855,624 | $ - | $ 855,624 |
| Members' Capital: | $ 808,410 | $ (48,246) | $ 760,164 |
| Total Liabilities and Members' Capital: | $ 1,664,034 | $ (48,246) | $ 1,615,788 |

## NOTE 4 – ACCRUED INTEREST RECEIVABLE

Accrued interest receivable on performing loans as of December 31, 2009 was $58,229.

## NOTE 5 – LOAN RECEIVABLES

Loan receivables are comprised of approximately 400 micro-financing loans with individual outstanding balances ranging from $500 to $25,000 with an average balance of approximately $5,500. These loans typically carry stated interest rates of 18% and have terms of less than ten months. In most cases the loans are secured, or partially secured, by some form of collateral and each are personally guaranteed by the owners of the businesses. Each loan is specifically customized to the needs of the small and/or minority business and therefore, the terms of each loan receivable vary. At December 31, 2009 loan receivables totaled $1,847,305 and had a respective loan loss allowance of $383,784.

Activity in the allowance for loan losses was as follows:

| | | |
|---|---|---|
| Beginning balance | $ | 98,487 |
| Provision for loan losses | | 285,297 |
| Loans charged-off | | - |
| Recoveries | | - |
| Ending balance | $ | 383,784 |

At December 31, 2009, there were no loans collateralized by cash, stand-by letters of credit or listed stocks.

Nonaccrual loans and loans past due 90 days still on accrual at December 31, 2009 were $96,033 and $743,338; respectively. Interest income that would have been recorded if the nonaccrual loans had been current in accordance with their original terms and had been outstanding throughout the period is $18,972. The Company did not hold any refinanced or modified loans as of December 31, 2009.

Individually impaired loans at December 31, 2009 amounted to $247,550 and had a respective loan loss allowance allocation of $241,941. At December 31, 2009, the average recorded investment in impaired loans was approximately $97,988 there was no interest earned on accrual basis and $2,153 interest recorded on cash basis.

At December 31, 2009 the Company did not have any repossessed or foreclosed assets.

The table below shows the aging of the total gross loans for year ended 2009, the specific and general allowance for loan losses, and for each past due bracket the quantification, number and amounts, of the loans receivables originated since beginning operations in 2008.

| As of Dec 31 2009 | | | Loan Loss Allowance | | Loans Net Principal Amount | Number of Loans by Originated Year | | |
|---|---|---|---|---|---|---|---|---|
| Past due | Gross Principal Amount of Loans | Number of Loans | Specific Allowance | General Allowance | | 2008 | 2009 | Total |
| 0-30 | $ 779,565.97 | 175 | $ - | | | | 175 | 175 |
| 31-60 | $ 143,473.13 | 35 | $ - | | | | 35 | 35 |
| 61-90 | $ 84,893.94 | 23 | $ - | | | 2 | 21 | 23 |
| 91-180 | $ 110,163.93 | 31 | $ - | | | 7 | 24 | 31 |
| 181-270 | $ 6,067.60 | 2 | $ - | | | | 2 | 2 |
| 271-360 | $ 96,149.89 | 15 | $ - | | | 5 | 10 | 15 |
| 361-720 | $ 626,990.44 | 114 | $ 241,941.12 | | | 114 | | 114 |
| >720 | $ - | 0 | $ - | | | 0 | | 0 |
| **Grand Total** | **$ 1,847,304.90** | **395** | **$ 241,941.12** | **$141,843.00** | **$ 1,463,520.78** | **128** | **267** | **395** |

## NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 consist of the following:

| | |
|---|---|
| Equipment | $12,236 |
| Furniture | 3,140 |
| Leasehold Improvements | 9,324 |
| Total property and equipment | 24,700 |
| Less: Accumulated depreciation | 9,783 |
| Property and equipment, net | $14,917 |

## NOTE 7 – INTANGIBLE ASSETS

Intangible assets are amortized with finite lives on a straight-line basis over their estimated useful lives. Trademarks/H1B Fees are amortized over 3 years. Intangible assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable. No impairment was recorded in 2009.

At December 31, 2009, the gross carrying amount and accumulated amortization of intangible assets subject to amortization are as follows:

| | Beginning | Additions | Deletions | Ending |
|---|---|---|---|---|
| Trademarks | $9,750 | $8,849 | $ - | $18,599 |
| HIB Fees | 6,000 | - | - | 6,000 |
| Sub-total | 15,750 | 8,849 | - | 24,599 |
| Accumulated Amortization | (1,604) | (7,739) | - | (9,343) |
| Net | $14,146 | $1,110 | $ - | $15,256 |

## NOTE 8 - RELATED PARTY TRANSACTIONS

### Member Contributions

During the year ended December 31, 2009, the Members contributed $750,000 to the Company.

### Loans Payable

The Company has 20 individual loans totaling $731,892 due to Members of the Company, their relatives or related entities. The loans have outstanding balances ranging from $2,000 to $243,000 at terms ranging from 90 to 360 days. These loans call for interest rates between 6% and 8%, depending on the length of term. The borrowings are unsecured and have no restrictive covenants. Loans payable at December 31, 2009 are recorded based on the original terms or terms based upon renewal agreements agreed to between the Company and the lender. The following table illustrates the loans payable stratification:

| Amount | Term | Number | Avg. Rate | New/Renewed | Total |
|---|---|---|---|---|---|
| $0 to $50,000 | 90 Days | 11 | 6.0% | 11 N / 6 R | $ 161,664 |
| | 180 Days | 2 | 7.0% | | 19,010 |
| | 360 Days | 4 | 8.0% | | 176,219 |
| $50,001 to $100,000 | 360 Days | 2 | 8.0% | 1 N / 1 R | 131,865 |
| Over $100,000 | 360 Days | 1 | 8.0% | R | 243,134 |
| | | | | | $ 731,892 |

## NOTE 9 - GUARANTEED DEPOSITS

Activity in Guaranteed Deposits was as follows:

| | | |
|---|---|---|
| Beginning Guaranteed Deposit balance | $ | 61,965 |
| New deposits | | 89,085 |
| Deposits returned to customer | | (10,730) |
| Deposits applied to satisfy deficiencies | | (24,536) |
| Ending Guaranteed Deposit balance | $ | 115,784 |

## NOTE 10 – COMMISSION INCOME

Commission income is composed of loan origination fees and late fees, collected on past due loans. For the year ended December 31, 2009, commission fees of $135,874 reported in the statement of operations represent origination fees totaling $86,828 and late fees totaling $49,046.

The originations fees are exceeded by the direct cost incurred in the process of developing each credit. These costs are recorded as part of the total operating expenses of the Company.

## NOTE 11 – INTEREST INCOME

Interest income contains interest earned on the borrowers' stated rate as well as the interest collected on past due loans that have been accelerated to the highest rate permissible by law. For the year ended December 31, 2009, interest income earned on performing loans was $214,381 while the interest accrued at the higher penalized interest rates amounted to $66,428.

## NOTE 12 – OTHER INCOME

Other Income is earned from operations no directly related with microcredits such as treasury; factoring or merchant cash advance loans and totaled $ 2,435 for the year ended December 31, 2009.

## NOTE 13 - COMMITMENT

**Leases**

The Company leases its office facility and certain office equipment under non-cancelable operating leases expiring through November 2013. Rent expense under the leases was $64,180 for the year ended December 31, 2009.

The future minimum obligations under this lease are as follows:

| | | |
|---|---|---|
| Year ending December 31, | | |
| 2010 | $ | 50,606 |
| 2011 | | 52,963 |
| 2012 | | 55,612 |
| 2013 | | 53,304 |
| | $ | 212,485 |

## NOTE 14 - OPERATIONAL CONSIDERATIONS (Unaudited)

The Company has incurred operating losses for the year's ended December 31, 2009 and 2008 of approximately $685,415 and $792,833, respectively. The majority of that amount was attributable to the down-turn in market conditions in the credit industry during 2008 and 2009 in Florida and the Company's inability to obtain necessary funding to satisfy the growing demand of microfinance during the economic down-turn in Florida. The Company implemented a corrective action plan and contracted external consultants during the fourth quarter of the year ended December 31, 2009 in order look to obtain additional funding. In addition, Management of the Company addressed operational issues to improve profitability.

In light of the current market conditions in the Company's industry in Florida, the Company has been proactive in seeking new funding sources and actively managing costs and expenses. Management and the Board of Directors continuously monitor the Company's financial position and performance to ensure that the Company is positioned to continue serving the Florida market. The different strategies and initiatives that the Company instituted during the year ended December 31, 2009 provide the opportunity for the Company to improve its operational results and liquidity, yet those actions have not yet produced visible effects to the Company's profitability. For the year ended December 31, 2010 and the six month period ended June 30, 2011, the Company incurred unaudited operating losses of $464,435 and $336,305; respectively. During the year ended December 31, 2010, the members' contributed an additional $650,000 to the Company in order to continue implementing there corrective action plan and address operational issues.

## NOTE 15 - FAIR VALUES

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on anticipated cash flows. These types of loans are typically not traded on markets and require management assumption to determine recoverability. Such assumptions are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

## NOTE 15 - FAIR VALUES (Continued)

Assets measured at fair value on a non-recurring basis are summarized below:

| | Carrying Value | Fair Value Measurements at December 31, 2009 Using: Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Impaired loans | $ 5,609 | $ - | $ - | $ 5,609 |

| December 31, 2009 | Carrying Amount | Fair Value |
|---|---|---|
| **Financial assets** | | |
| Cash and Cash Equivalent | $ 43,564 | $ 43,564 |
| Loans, net | 1,463,521 | 1,463,521 |
| Accrued interest receivable | 58,229 | 58,229 |
| **Financial liabilities** | | |
| Borrowings | 731,892 | 731,892 |
| Accrued interest payable | 4,808 | 4,808 |

The carrying amount is the estimated fair value for all of the Company's financial instruments (asset and liabilities) as no one instrument's original maturity exceeds 12 months.

## NOTE 16 – SUBSEQUENT EVENTS

On November 16, 2010, the Company filed an application "Regulation A Offering Statement Under the Securities Act of 1933" for the purpose of issuing unsecured investment Certificates ("the Certificates"). The Certificates are to be issued in the minimum amount of $1,000 and have maturities ranging between 6 and 18 months. The Company intends to use the proceeds of these Certificates as a source of funding for future customer loans. As of the date of these reissued financial statements, the application has not been approved, and as such, has not been able to issue "the Certificates".

On March 11, 2011, the Company applied for certification as a Community Development Financial Institution (CDFI). A CDFI is a specialized financial institution that works in market niches that are underserved by traditional financial institutions. CDFI certification is a designation conferred by the CDFI Fund and is a requirement for accessing financial and technical award assistance from the CDFI Fund through the CDFI Program, Native American CDFI Assistance (NACA) Programs, and certain benefits under the BEA Program to support an organization's established community development financing programs.

The CDFI Fund was created for the purpose of promoting economic revitalization and community development through investment in and assistance to community development financial institutions (CDFIs). The CDFI Fund was established by the Riegle Community Development and Regulatory Improvement Act of 1994, as a bipartisan initiative. Through monetary awards and the allocation of tax credits, the CDFI Fund helps promote access to capital and local economic growth in urban and rural low-income communities across the nation.

Other than confirmation of receipt, no further information is available about the status of this application at this time.

**NOTE 16 – SUBSEQUENT EVENTS (Continued)**

On July 30, 2010 members of the Company agreed to a $650,000 capital contribution of which $337,023 had been received as of June 30, 2011 leaving a balance due from members of $312,977 as of June 30, 2011. On August 31, 2011, the President and CEO instructed the Company to apply $232,267 of the $242,000 owed to him by the Company and recorded in loans payable as of June 30, 2011against the amount due from members and therefore reducing the balance of due from members and loans payable by $232,267 as of August 31, 2011.

Subsequent to year end, the Company received additional loans from related parties totaling approximately $652,000, paid off $ 116,333 and applied to due from members $232,267.

On September 2011, the Company renewed loans that matured and extended the terms for most of the renewed loans to three years as instructed by its lenders.

Management has evaluated subsequent events through October 3, 2011, the date which the consolidated financial statements were available to be issued as restated.

## PART III - EXHIBITS

### Index To Exhibits

| Exhibit No. | Description |
|---|---|
| 2.1 | Articles of Organization of Our MicroLending, LLC* |
| 2.2 | Operating Agreement of Our MicroLending, LLC* |
| 3.1 | See Exhibit 2.2 for provisions of Operating Agreement defining rights of owners.* |
| 3.2 | Form of Investment Certificate |
| 6.1 | Form of Our MicroLending, LLC Subscription Documents* |
| 6.2 | Form of Independent Contractor Agreement with Specialist* |
| 6.3 | Commercial Lease Agreement dated November 7, 2007* |
| 6.4 | Office Lease dated August 7, 2009* |
| 6.5 | Form of Loan Documents with Clients* |
| 6.6 | Promissory Note Issued by Microfinance Investment Company, LLC to Emilio Santandreu** |
| 10.1 | Consent of Independent Auditors |
| 11.1 | Opinion of Holland & Knight LLP regarding the legality of the securities covered by the Offering Circular |

*Previously filed.
**Schedule of Promissory Notes omitted that have be entered into upon substantially the same terms except as set forth below:

| Participant | Amount | Term | Interest Rate | Date |
|---|---|---|---|---|
| Our Financial Holdings | $413,000 | 3 years | 8% | September 13, 2011 |
| Elieser Gonzalez | $26,000.00 | 1 year | 8% | December 27, 2010 |
| Elieser Gonzalez | $36,873.35 | 90 days | 6% | September 11, 2011 |
| Vigma Palacios | $5,400.00 | 3 years | 6% | July 22, 2011 |
| Vigma Palacios | $20,000.00 | 3 years | 6% | August 1, 2011 |
| Vigma Palacios | $30,000.00 | 3 years | 6% | August 25, 2011 |

**SIGNATURES**

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 6 th day of October, 2011.

OUR MICROLENDING, LLC

By:



Emilio M. Santandreu
*President and Chief Executive Officer*

This offering statement has been signed below by the following persons in the capacities and on the dates indicated.



| Signature | Title | Date |
| --- | --- | --- |
| Emilio M. Santandreu | President, Chief Executive Officer, Chief Financial Officer and Managing Member | October 6, 2011 |

Exhibit 3.2

# Form of Investment Certificate

## INVESTMENT CERTIFICATE

$_______________ ___________, 2011

1. Promise to Pay. FOR VALUE RECEIVED, the undersigned, **Our MicroLending, LLC**, a Florida limited liability company, ("**Issuer**"), hereby promises to pay to the order of _______________________ ("**Holder**"), at __________________________________, or at such other place as Holder from time to time designates in writing, the principal sum ("**Principal Sum**") of _________________________ Dollars ($_______), together with interest thereon and other sums herein referred to.

2. Interest Rate. The interest rate for this Investment Certificate (this "**Certificate**") will be based on the formula set forth below and will vary according to the term of this Certificate. The minimum and the maximum fixed interest rates which are offered will change from time to time in response to changes in the current T Bill yield data obtained from the Federal Reserve Board, or a similar credible source. The interest rate for the Certificate will be set on the first Monday of each month at the start of business based on the T Bill yields that day. The initial interest rate will be the interest rate set on the first Monday of the month in which this Certificate is issued or extended in accordance with Section 4 hereof. Interest will be calculated and accrue daily based upon a 30-day month and a 360-day year.

(a) The interest rate for the Certificate is based on the following formula and varies according to the term of the Certificate as follows:

6 Months Certificate Rate = 6 Months T Bill plus 5.75%.
9 Months Certificate Rate = 6 Months T Bill plus 6.25%.
12 Months Certificate Rate = 1 Year T Bill plus 7.75%.
15 Months Certificate Rate = 1 Year T Bill plus 8.25%.
18 Months Certificate Rate = 1 Year T Bill plus 9.00%.

(b) T Bill is defined as the "Constant Maturity Treasury Bill Monthly Average Yield." The source of T Bill yield data will be the Federal Reserve or a similar credible source.

3. Interest Payments. Interest payments under this Certificate (each an "**Interest Payment**") will be made as follows: Beginning on the date hereof, Issuer shall make Interest Payments to Holder of accrued interest, (i) on a quarterly basis, the first of such payments pro-rated for the initial quarterly period, on each March 31, June 30, September 30 and December 31, (ii) on a semi-annual basis (on each sixth-month anniversary of the date hereof), or (iii) on the Maturity Date, at the Holder's option.

4. Maturity Date; Automatic Extension. All principal, interest and other amounts due hereunder shall be payable in full on _____________ (the "**Maturity Date**"); provided, however, the Maturity Date automatically shall be extended for an additional term of identical length, unless Holder presents this Certificate for payment within ten (10) business days prior to the

Maturity Date. Holder may elect to extend all, or a portion of, this Certificate. If the term of the Certificate is extended in accordance with this Section 4, the interest rate will be calculated as if newly issued in accordance with Section 2 hereof. Nothing in this Section 4 obligates, or should be construed as obligating, Holder to extend the Maturity Date, and if Holder elects not to present this Certificate for payment on one or more occasions, such decision(s) shall in no way obligate Holder to permit subsequent automatic extensions of the Maturity Date or excuse Issuer from its obligation to pay this Certificate promptly when due. Holder's election to present this Certificate for payment may be made in Holder's sole and absolute discretion.

5. Method of Payment. If any amount payable under this Certificate shall be due on a day on which banks are required or authorized to close in Miami, Florida (any other day being a "**Business Day**"), such payment may be made on the next succeeding Business Day and such additional time shall be included in the computation of interest.

6. Prepayment. This Certificate may be prepaid in whole or in part at any time prior to the Maturity Date without premium or penalty.

7. Application of Payments. In the event Issuer makes a partial prepayment of this Certificate, such prepaid amount shall be first applied to the payment of any costs and expenses for which Issuer has become liable hereunder, next to the payment of accrued and unpaid interest, and lastly to the payment of principal.

8. Costs of Collection. Issuer shall pay Holder's reasonable costs, expenses and attorneys' fees incurred in the exercise of any remedy hereunder, in any proceeding for the collection of the debt evidenced by this Certificate or in any litigation or controversy arising from or connected with this Certificate, including any bankruptcy, receivership, injunction, arbitration, mediation, or other proceeding, or any appeal therefrom.

9. Defaults. Time is of the essence of this Certificate. The occurrence of any of the following shall constitute a default under this Certificate:

(a) Failure of Issuer to make payment when due hereunder (i) of any Interest Payment within five (5) days of when an Interest Payment is due, or (ii) of the entire outstanding balance of principal and interest on the Maturity Date; or

(b) If Issuer shall voluntarily file a petition under the Federal Bankruptcy Code, as the same may from time to time be amended, or under any similar or successor Federal statute relating to bankruptcy, insolvency arrangements, or reorganizations; or if Issuer shall fail to obtain a vacation or stay of involuntary proceedings brought for the reorganization, dissolution or liquidation of Issuer; or if Issuer shall be adjudged a bankrupt, or upon dissolution, business failure or discontinuance of Issuer as a going concern business; or if a trustee or receiver shall be appointed for Issuer or for Issuer's property; or if there is an attachment, execution or other judicial seizure of any portion of the assets of Issuer, and such seizure is not discharged within ten (10) days;

then, upon the occurrence of any such events, at the option of Holder the entire outstanding principal balance due hereunder and all accrued and unpaid interest thereon shall become immediately due and payable in full.

10. Usury. If any court of competent jurisdiction should determine that the interest rate herein provided for exceeds that which is statutorily permitted for this type of transaction, the interest rate shall be reduced to the highest rate permitted by applicable law, with any excess interest theretofore collected being applied against principal or, if such principal has been fully repaid, returned to Issuer on demand.

11. Waivers. Except as otherwise provided in this Certificate, Issuer hereby waives presentment, demand of payment, notice of dishonor, protest, and notice of nonpayment, and any and all other notices and demands whatsoever. No covenant, condition, right or remedy in this Certificate may be waived or modified unless such waiver or modification is agreed to in writing executed by the party against whom such waiver would be enforced.

12. Governing Law. This Certificate shall be governed by and construed in accordance with the laws of the State of Florida.

13. Partial Invalidity. If any section or provision of this Certificate is declared invalid or unenforceable by any court of competent jurisdiction, such determination shall not affect the validity or enforceability of the remaining terms hereof.

14. Successors. The terms of this Certificate shall be binding upon and insure to the benefit of the parties and their respective successors and assigns.

15. Notices. All notices and other communications from the Holder to Issuer shall be deemed to have been duly transmitted and received only if in writing and shall be deemed effective upon the earlier of personal delivery to Issuer (which shall include delivery by facsimile, Federal Express or similar service) or three (3) Business Days after being deposited, postage prepaid, certified or registered mail, return receipt requested, in the United States mail bearing the following address of Issuer: 1790 SW 22nd Street, Suite 201, Miami, Florida 33145, Attention: President and CEO.

IN WITNESS WHEREOF, Issuer has caused this Certificate to be duly executed and delivered as of the date first above written.

**ISSUER:**

**Our MicroLending, LLC**

By: ______________________________
Name:
Title:

Exhibit 6.6

Promissory Note Issued by Microfinance Investment Company, LLC
to Emilio Santandreu


MIC
MICROFINANCE INVESTMENT COMPANY

# PROMISSORY NOTE

$ 9,733.oo

31ST day of August, 2011

**FOR VALUE RECEIVED, MICROFINANCE INVESTMENT COMPANY, LLC,** a Florida corporation with principal offices located at 1790 SW 22nd Street, Suite 201, Miami, Florida, 33145 (the "Maker") promises to pay to the order of **EMILIO SANTANDREU LOPEZ** (the "Payee"), the principal sum of **NINE THOUSAND SEVEN HUNDRED THIRTY THREE DOLLARS ($ 9,733.oo)**, or such other amounts which may be advanced hereunder and outstanding at the Maturity Date, as defined below. Maker also promises to pay interest on the unpaid principal amount of this Note from time to time outstanding from the date of this Note until the payment of such principal amount has been made to the Payee or other Payee of this Note at a per annum interest rate equal to **EIGHT PERCENT (8%)**. Interest payments, calculated at the rate specified herein, shall be payable monthly on the 30TH day of September, 2011 and on the 30th day of each succeeding month. This Note shall be payable in full THREE (3) years from the date hereof on the 31ST day of AUGUST, 2014 (the "Maturity Date"); provided, however, the Maturity Date may be extended for an additional term mutually agreed upon by both the Payee and the Maker. Both, the principal hereof and interest hereon, are payable monthly and in lawful money of the United States of America and in immediately available funds at the Payee's address: 1790 SW 22nd Street, Suite 201, Miami, Florida 33145, or at other place as the Payee may specify in writing.

Presentment, demand, protest and other notice of any kind are hereby expressly waived.

Maker hereby agrees to pay all costs and expenses of the preparation, administration and collection of this Note (including, without limitation, the fees and all disbursements of the Payee's attorneys) paid or incurred by the Payee and, in the case of collection, irrespective of whether an action has been commenced against Maker.

This Note may be modified only by an instrument in writing signed by Maker and the Payee hereof. Maker shall have the right to prepay, at any time and from time to time, in any amount, the outstanding principal balance of this Note without premium or penalty.

In no contingency or event whatsoever, whether by reason of advancement of the proceeds hereof or otherwise, shall the amount paid or agreed to be paid to Payee for the use, forbearance or detention of money advanced hereunder exceed the highest lawful rate permissible under any law which a court of competent jurisdiction may deem applicable hereto; and, in the event of any such payment inadvertently paid by Maker or inadvertently received by Payee, such excess sum shall be, at Maker's option, returned to Maker forthwith or credited as a payment of principal, but shall not be applied to the payment of interest. It is the intent hereof that Maker not pay or contract to pay, and that Payee not receive or contract to receive, directly or indirectly in any manner whatsoever, interest in excess of that which may be paid by Maker under any applicable law.

The occurrence of any one or more of the following events, which event shall remain uncured after thirty days prior written notice to the Maker, shall constitute an event of default (a "Default") hereunder: (i) if the Maker shall default in the punctual payment of any sum payable with respect to, or in the observance or performance of any of the agreements, promises, covenants, terms and conditions of any of this Note; or (ii) if any warranty, representation or statement of fact made herein by the Maker is false or misleading in any material respect. In the event of a Default, then the unpaid principal amount of this Note and accrued but unpaid interest thereon will bear interest at the highest contract rate permitted by law (both before and after judgment) until this Note has been fully paid.

THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH, AND BE GOVERNED BY, THE INTERNAL SUBSTANTIVE LAWS OF THE STATE OF FLORIDA WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES THEREOF.


MIC
MICROFINANCE INVESTMENT COMPANY

MAKER AGREES THAT ANY LEGAL ACTION OR PROCEEDING AGAINST MAKER WITH RESPECT TO THIS NOTE MAY BE BROUGHT IN THE COURTS OF THE STATE OF FLORIDA (MIAMI-DADE COUNTY) OR THE UNITED STATES DISTRICT COURT SITTING IN SUCH COUNTY, AS THE PAYEE MAY ELECT AT ITS SOLE DISCRETION, AND BY EXECUTION AND DELIVERY OF THIS NOTE, MAKER HEREBY ACCEPTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS. MAKER WAIVES PERSONAL SERVICES OF AND ALL PROCESS UPON IT, AND IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY EXPRESS, REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO MAKER AT ITS ADDRESS FOR NOTICES SPECIFIED BENEATH ITS SIGNATURE HERETO. SUCH SERVICE TO BECOME EFFECTIVE FIVE (5) BUSINESS DAYS AFTER SUCH MAILING. MAKER WAIVES, AT THE OPTION OF THE PAYEE, ANY OBJECTION BASED ON *FORUM NON CONVENIENS* AND ANY OBJECTION TO THE VENUE OF ANY ACTION OR PROCEEDING INSTITUTED UNDER THIS NOTE AND CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE REMEDY AS IS DEEMED APPROPRIATE BY THE COURT. NOTHING HEREIN SHALL AFFECT THE RIGHT OF PAYEE TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR THE RIGHT OF PAYEE TO BRING LEGAL ACTIONS OR PROCEEDINGS IN ANY OTHER COMPETENT JURISDICTION. MAKER AGREES THAT ANY ACTION COMMENCED BY MAKER ASSERTING ANY CLAIM OR COUNTERCLAIM ARISING UNDER OR IN CONNECTION WITH THIS NOTE, SHALL BE BROUGHT IN THE COURTS OF THE STATE OF FLORIDA (MIAMI-DADE COUNTY) OR IN THE UNITED STATES DISTRICT COURT SITTING IN SUCH COUNTY AND THAT SUCH COURTS SHALL HAVE EXCLUSIVE JURISDICTION WITH RESPECT TO ANY OTHER SUCH ACTION.

MAKER AND THE PAYEE, BY ACCEPTANCE HEREOF, HEREBY WAIVE TRIAL BY JURY IN CONNECTION WITH ANY ACTION OR CONNECTION WITH THIS NOTE, AND IN CONNECTION WITH ANY CLAIM, COUNTERCLAIM, OFFSET OR DEFENSE ARISING IN CONNECTION WITH SUCH ACTION OR PROCEEDING, WHETHER ARISING UNDER STATUTE (INCLUDING ANY FEDERAL OR STATE CONSTITUTION) OR UNDER THE LAW OF CONTRACT, TORT OR OTHERWISE AND INCLUDING, WITHOUT LIMITATION, ANY CHALLENGE TO THE LEGALITY, VALIDITY, BINDING EFFECT OR ENFORCEABILITY OF THIS PROVISION, OR THIS NOTE OR ANY OTHER LOAN DOCUMENT. THE MAKER, IN ANY LITIGATION BETWEEN IT AND THE PAYEE, WAIVES THE RIGHT TO ASSERT ANY CLAIM, COUNTERCLAIM, OFFSET OR DEFENSE AND ALSO WAIVES THE RIGHT TO CONSOLIDATE WITH ANY ACTION OR PROCEEDING COMMENCED BY THE PAYEE, ANY OTHER ACTION OR PROCEEDING PREDICATED UPON ANY SUCH CLAIM, COUNTERCLAIM, OFFSET OR DEFENSE.

IN WITNESS WHEREOF, the Maker has executed this Note on the day and year first above written.

/s/ Emilio Santandreu Lopez

Address: ______________________

**Exhibit 10.1**

**Consent of Independent Auditors**

Our MicroLending, LLC:

We consent to the use of our report dated October 3, 2011 with respect to our audit of the consolidated financial statements of Our MicroLending LLC as of December 31, 2009, and for the year then ended, which is included in the Offering Statement dated October 6 , 2011 of Our MicroLending, LLC (the "Offering Statement"), and to the reference to our firm in the Offering Statement. Such report is being included in the Offering Statement on the basis of our authority as experts in accounting and auditing.

Alberni Caballero & Company, LLP

Alberni, Caballero & Company, L.L.P.
Coral Gables, Florida
October 3, 2011